As filed with the Securities and Exchange Commission on December 29, 2010

Registration No. 333-157701

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

POST-EFFECTIVE

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE MONEY TREE INC.

(Exact name of registrant as specified in its charter)

Georgia	6141	58-2171386
(State or other jurisdiction of Incorporation of organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

114 South Broad Street

Bainbridge, Georgia 39817

(229) 246-6536

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bradley D. Bellville

President

114 South Broad Street

Bainbridge, Georgia 39817

(229) 246-6536

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael K. Rafter, Esq.

Baker, Donelson, Bearman,

Caldwell & Berkowitz, PC

Monarch Plaza

Suite 1600

3414 Peachtree Road, NE

Atlanta, Georgia 30326

(404) 577-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

(Do not check if a smaller reporting company)

THE MONEY TREE INC.

$75,000,000 Series B Variable Rate Subordinated Debentures

We are offering up to $75,000,000 in aggregate principal amount of our Series B Variable Rate Subordinated Debentures (“Debentures”) on a continuous basis. A minimum initial investment of $500 is required.

We will issue the Debentures in varying purchase amounts that we will establish each month. Although all Debentures will have a maturity date of four years from the date of issuance (subject to one automatic four-year extension), for each purchase amount, we will establish an interest rate and an interest adjustment period that may range from one year to four years. The established features will be available for each calendar month and will apply to all Debentures that we sell during that month. At the end of each interest adjustment period, the interest rate will automatically adjust to the then-current rate for that interest adjustment period. The interest rate for the new period could be lower than the interest rate for the previous period.

We will publish the established features in a newspaper of general circulation, and you may obtain the established features from our web site at www.themoneytreeinc.com or by calling our executive offices in Bainbridge, Georgia at (877) 468-7878 (toll free) or (229) 248-0990. We will file a Rule 424(b)(2) prospectus supplement setting forth the established features with the Securities and Exchange Commission (“SEC”) upon any change in the established features.

We are offering the Debentures through our designated selling officer, Dellhia “Cissie” Franklin, without an underwriter and on a continuous basis. We do not have to sell any minimum amount of Debentures to accept and use the proceeds of this offering. We cannot assure you that all or any portion of the Debentures we are offering will be sold. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account. Therefore, you will not be entitled to the return of your investment. The Debentures are not listed on any securities exchange, and there is no public trading market for the Debentures. Because it is very unlikely that any trading market will develop, we cannot assure you that you will be able to resell the Debentures at any price. We have the right to reject any subscription, in whole or in part, for any reason.

We may redeem the Debentures, upon at least 30 days’ written notice, at any time prior to maturity for a redemption price equal to the principal amount plus any unpaid interest thereon to the date of redemption. You may request redemption of the Debentures without penalty at the end of any interest adjustment period, by giving us notice within 10 days after the end of the interest adjustment period, for a redemption price equal to the principal amount plus any unpaid interest thereon to the date of redemption. In addition, at your written request, we may, at our sole option, redeem your Debentures during any interest adjustment period for a redemption price equal to the principal amount plus interest thereon at the redemption date minus a 180-day interest penalty.

Regardless of the interest adjustment period you select, the Debentures mature four years from the date of issuance, subject to an automatic extension for one additional four-year period. However, you may request redemption of the Debenture at maturity by providing us with notice prior to 15 days after the original maturity date. If you do not provide notice of your intention to redeem the Debenture prior to the end of the 15th day, you will be required to maintain your investment in the Debenture beyond the original maturity date, and the interest rate on the extended Debenture may be lower than the interest rate previously being paid to you.

You should read this prospectus and any applicable prospectus supplement carefully before you invest in the Debentures. These Debentures are our general unsecured obligations and are subordinated in right of payment to all of our present and future senior debt. We expect to incur additional debt in the future, including, without limitation, the Debentures offered pursuant to this prospectus.

The Debentures are not certificates of deposit or similar obligations guaranteed by any depository institution, and they are not insured by the Federal Deposit Insurance Corporation (FDIC) or any governmental or private insurance fund, or any other entity. We do not contribute funds to a separate account such as a sinking fund to use to repay the Debentures.

See “Risk Factors” beginning on page 11 for certain factors you should consider before buying the Debentures. These risks include the following:

•	The Debentures are risky and speculative investments for suitable investors only.

•

The opinion of our independent registered accounting firm for the fiscal year ended September 25, 2010, includes an explanatory paragraph that states that we have incurred recurring losses from operations, negative cash flows from operating activities and have a net shareholders’ deficit that raise substantial doubt about our ability to continue as a going concern. Our net loss was $12.1 million and $12.9 million and we have incurred negative cash flows from operating activities of $4.4 million and $1.6 million during fiscal years 2010 and 2009, respectively. As of September 25, 2010, we had a shareholders’ deficit of $45.9 million.

•

The collectability of our finance receivables has been severely and negatively affected by general economic conditions, and we have not been able to recover the full amount of delinquent accounts by resorting to the sale of collateral or receipt of non-filing insurance proceeds. As of September 25, 2010, our finance receivables, net of allowance for credit losses, were $35.4 million, and our total debt outstanding, including accrued interest, was $87.3 million.

•

If we continue to redeem more debentures and demand notes than we sell in any given period, our liquidity and capital resources will continue to be severely and negatively affected. During the fiscal year ended September 25, 2010, we (1) received gross proceeds of $12.0 million from the sale of debentures and $2.6 million from the sale of demand notes, and (2) paid $14.4 million for redemption of debentures and $2.6 million for redemption of demand notes.

•

We have restated our consolidated financial statements twice in the past three years, resulting in material financial misstatements and the temporary suspension of our offerings. Our inability to sell debentures and demand notes during these periods has negatively affected our consolidated financial condition, and any future misstatement could further weaken our liquidity and operating results.

•

If we or our operations suffer from severe negative publicity, we could be faced with significantly greater payment or redemption obligations from holders of the Debentures and Subordinated Demand Notes (“Demand Notes”) than we have cash available for such payments or redemptions.

•

We may be unable to meet our debenture and demand note obligations, which could force us to sell off our loan receivables and other operating assets or we might be forced to cease our operations, and you could lose some or all of your investment.

•

Our decreased sales of Debentures and Demand Notes, along with the increased redemptions of these securities, has resulted in fewer loans being made to customers, which has significantly negatively affected our operations, financial position and liquidity.

•

If we default in our Debenture or Demand Note payment obligations, the indenture agreements relating to our Debentures and Demand Notes provide that the trustee could accelerate all payments due under the Debentures and Demand Notes, which would further negatively affect our financial position.

These securities have not been approved or disapproved by the SEC or any state securities commission, and neither the SEC nor any state securities commission has passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January             , 2011.

i

ii

You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell the Debentures only in jurisdictions where offers and sales are permitted.

iii

QUESTIONS AND ANSWERS

Below we have provided some of the more frequently asked questions and answers relating to the offering of the Debentures. Please see the “Prospectus Summary” and the remainder of this prospectus for more information about the offering of the Debentures.

Q:	Who is The Money Tree Inc. (the Company)?

A:	We are a consumer finance company operating since our inception in 1987 through our branch offices in 91 locations throughout Georgia, Alabama, Louisiana and Florida.

Q:	What are your primary business activities?

A:	We primarily make, purchase and service direct consumer loans, consumer sales finance contracts and motor vehicle installment sales contracts. Direct consumer loans are direct loans to customers for general use, which are collateralized by existing automobiles or consumer goods, or are unsecured. Consumer sales finance contracts consist of retail installment sales contracts for purchases of specific consumer goods by customers either from one of our branch locations or from a retail store and are collateralized by such consumer goods. Motor vehicle installment sales contracts are initiated by us or purchased from automobile dealers subject to our credit approval. We originate direct consumer loans and consumer sales finance contracts primarily in our branch office locations. As of September 25, 2010, direct consumer loans comprised 29.8%, motor vehicle installment sales contracts comprised 45.6%, and consumer sales finance contracts comprised 24.6% of the gross amount of our outstanding loans and contracts. Most of our customers have “subprime” credit ratings and are considered higher than average credit risks. We sell retail merchandise, principally furniture, appliances and electronics, at certain of our branch office locations and operate two used automobile dealerships in the State of Georgia. We also offer, among other products and services, credit and non-credit insurance products, prepaid phone services and automobile club memberships to our loan customers. Insurance products include credit life, credit accident and sickness, and collateral protection, which are issued by a non-affiliated insurance company.

Q:	What kind of offering is this?

A:	We are offering up to $75,000,000 of Debentures to residents of the State of Georgia.

Q:	What is a Debenture?

A:

A Debenture is our promise to pay you a specified rate of interest for a specific period of time and to repay your principal investment upon maturity. The Debentures are our general unsecured obligations and are subordinated in right of payment to all of our present and future senior debt. Subordinated means that if we are unable to pay our debts as they come due, all of the senior debt would be paid first, before any payment would be made on the Debentures. As of September 25, 2010, we had the following accrued interest payable and outstanding debt that ranks equal with or senior to the Debentures:

Accrued interest payable	$12,733,503
Senior debt	164,625
Debentures	71,226,698
Demand Notes	3,174,913

Total	$87,299,739

We expect to incur additional debt in the future, including, without limitation, the Debentures offered pursuant to this prospectus.

Q:	Is my investment in the Debentures insured?

A:	No. The Debentures are not certificates of deposit or similar obligations or guaranteed by any depository institution, and they are not insured by the FDIC or any governmental or private insurance fund, or any other entity. They are backed only by the faith and credit of our company and our operations.

Q:	How is the interest rate determined?

A:	The interest rate offered on the Debentures depends on which interest adjustment period you select. At the time of your initial investment, you will select an interest adjustment period of one year, two years or four years and the corresponding interest rate applicable to such interest adjustment period. During this period, your interest rate will not change. At the end of each interest adjustment period, the interest rate will automatically adjust to the then-current rate offered for that interest adjustment period. At such time, interest rates will at least be equal to the formula under the Minimum Rate subject to the Ceiling set forth in the table below:

Debenture	Minimum Rate	Ceiling
1 Year	Prime Rate minus 4.0%	9.5%
2 Year	Prime Rate minus 3.5%	10.0%
4 Year	Prime Rate minus 2.0%	11.0%

The Prime Rate shall be the prime rate published by The Wall Street Journal. As of December 25, 2010, the Prime Rate was 3.25%. However, particularly in this uncertain economy, interest rates may fluctuate greatly, and the Prime Rate at the end of your chosen interest adjustment period of one, two or four years may be significantly higher or lower. See “When may I redeem the Debenture?”

Q:	How is interest calculated and paid to me?

A:	Interest is compounded daily (based on a 365-day year). We will pay interest to you at any time or at specific intervals (monthly, quarterly, semi-annually or annually) at your request. If you do not request payment of interest prior to maturity, your investment in the Debentures will continue to grow as we will pay interest on the interest you would have received (sometimes referred to as “compounding”).

Q:	When do the Debentures mature?

A:

Regardless of the interest adjustment period you select, the Debentures mature four years from the date of issuance, subject to an automatic extension for one additional four-year period. However, you may request redemption of the Debenture at maturity by providing us with notice prior to 15 days after the original maturity date. If you do not provide notice of your intention to redeem the Debenture prior to the end of the 15th day, you will be required to maintain your investment in the Debentures beyond the original maturity date, and the interest rate on the extended Debenture may be lower than the interest rate previously being paid to you.

Q:	When may I redeem the Debenture?

A:	You may redeem the Debenture at the end of any interest adjustment period without penalty by giving us notice of such redemption within 10 days after the end of the interest adjustment period. For example, if you select a one-year interest adjustment period, you will only be able to redeem without penalty at your option at the end of each one-year period. We will mail you notice of the new interest rate at least 20 days prior to the end of each interest adjustment period. Redemption at any other time will be subject to our consent in our sole discretion and a 180-day interest penalty, which means that you will not receive the last 180 days worth of interest during the applicable interest adjustment period, and if the last 180 days worth of interest are not sufficient to cover the amount of the penalty, then any remaining amount of the penalty shall be deducted from the principal amount of the Debenture.

Q:	Can you force me to redeem my Debenture?

A:	Yes, we may call your Debenture for redemption at any time upon 30 to 60 days’ notice for a price equal to the principal amount plus accrued interest to the date of redemption.

Q:	How are the Debentures sold?

A:	The Debentures are offered by our designated selling officer without an underwriter. We intend to market the offering primarily by placing advertisements in local newspapers,

purchasing roadway sign advertisements and placing signs in our branch office locations in states in which we have properly registered the offering or qualified for an exemption from registration.

Q:	What will you do with the proceeds raised from this offering?

A:	If all the Debentures offered by this prospectus are sold, we expect to receive approximately $74,385,000 in net proceeds after deducting all costs and expenses associated with this offering. We intend to use substantially all of the net cash proceeds from this offering in the following order of priority:

•	to redeem (1) debentures and demand notes of our subsidiary, The Money Tree of Georgia Inc. and (2) the Series A Variable Rate Subordinated Debentures, Debentures and Demand Notes issued by us;

•	to make interest payments to holders of all of our debentures and demand notes;

•	to the extent we have remaining net proceeds and adequate cash on hand, to fund the following activities:

¡	for working capital and other general corporate purposes;

¡	to make additional consumer loans;

¡	to fund the purchase of inventory of used cars;

¡	to open new branch office locations; and

¡	to acquire loan receivables from competitors.

Q:	What are some of the significant risks of my investment in the Debentures?

A:	You should carefully read and consider all risk factors beginning on page 11 of this prospectus prior to investing. Below is a summary of some of the significant risks of an investment in the Debentures:

•	the Debentures are risky and speculative investments for suitable investors only;

•

the opinion of our independent registered accounting firm for the fiscal year ended September 25, 2010, includes an explanatory paragraph that states that we have incurred recurring losses from operations, negative cash flows from operating activities and have a net shareholders’ deficit that raise substantial doubt about our ability to continue as a going concern;

•	we suffered significant losses during fiscal years 2007 through 2010 and we anticipate such losses will likely continue in 2011;

•

we have suffered significant credit losses due to continued weakening economic conditions, and there is no guarantee such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected;

•	if we continue to redeem more debentures and demand notes than we sell in any given period, our liquidity and capital needs will continue to be severely and negatively affected;

•	we may have insufficient cash to meet our debt obligations;

•

if we default in our Debenture or Demand Note payment obligations, the indenture agreements relating to our Debentures and Demand Notes provide that the trustee could accelerate all payments due under the Debentures and Demand Notes, which would further negatively affect our financial position;

•

if we are unable to meet our debenture and demand note redemption obligations, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our loan receivables and other operating assets or we might be forced to cease our operations, and you could lose some or all of your investment;

•

our decreased sales of Debentures and Demand Notes, along with the increased redemptions of these securities, has resulted in fewer loans being made to customers, which has significantly negatively affected our operations, financial position and liquidity;

•

our internal controls over financial reporting have not been effective in preventing or detecting misstatements in our consolidated financial statements, and if we fail to detect material misstatements in our consolidated financial statements, our consolidated financial condition and operating results could be severely and negatively affected;

•

if we find further errors in our previously issued consolidated financial statements, we may again need to suspend our offerings of demand notes and debentures until such time as the financial misstatements can be corrected, and if correcting those errors requires an extended period of time, our ability to meet our financial obligations could be severely and negatively affected;

•

the collectability of our finance receivables has been severely and negatively affected by general economic conditions and we have not been able to recover the full amount of delinquent accounts by resorting to sale of collateral or receipt of non-filing insurance proceeds;

•	our typical customer base has “subprime” credit ratings and higher than average credit risks which may result in increased loan defaults;

•

if we or our operations suffer from severe negative publicity, we could be faced with significantly greater payment or redemption obligations from holders of the Debentures and Demand Notes than we have cash available for such payments or redemptions;

•	we can provide no assurance that any Debentures will be sold or that we will raise sufficient proceeds to carry out our business plans;

•	our Debentures are not insured or guaranteed by any third party, so you are dependent upon our ability to manage our business and generate adequate cash flows;

•	payment on the Debentures is subordinate to the payment of all outstanding present and future senior debt, and the indenture does not limit the amount of senior debt we may incur;

•

payment of interest and principal on the Debentures is effectively subordinate to the payment of the secured and unsecured creditors of our subsidiaries, including holders of debentures and demand notes issued by The Money Tree of Georgia Inc.;

•	the Debentures contain an automatic extension feature, which could result in the extension of the maturity of the Debentures beyond the original maturity date and a lower interest rate being paid;

•	our significant shareholders’ deficit balance (and balance sheet insolvency) may limit our ability to obtain future financing, which could have a negative effect on our operations and our liquidity;

•	our lack of a significant line of credit could affect our liquidity; and

•	we are controlled by Bradley D. Bellville and do not have any independent board members overseeing our operations.

Q:	Who may I contact for more information?

A:	While our branch office personnel would be happy to provide you with a prospectus and may accept your investment check and documentation, they are not allowed to answer any substantive questions about your investment. If you have questions about the offering of the Debentures or need additional information, please call our executive office at (877) 468-7878 (toll free) or (229) 248-0990 (in Georgia).

PROSPECTUS SUMMARY

This summary highlights selected information, most of which was not otherwise addressed in the “Questions and Answers” section of this prospectus. For more information about us, you should carefully read the entire prospectus, including the section entitled “Risk Factors,” the consolidated financial statements and other consolidated financial data, any related prospectus supplement and the documents we have referred you to in “Where You Can Find More Information.”

Our Company

We were incorporated in Georgia in 1987, and our principal corporate office is located at 114 South Broad Street, Bainbridge, Georgia 39817. Our general telephone number is (229) 246-6536. Information about us can be found at www.themoneytreeinc.com. The information contained on this website is not part of this prospectus.

The Offering

Securities Offered	We are offering up to $75,000,000 in aggregate principal amount of our Debentures. The Debentures are governed by an indenture between us and U.S. Bank National Association, as trustee. The Debentures do not have the benefit of a sinking fund. See “Description of Debentures.”

Denominations	Established monthly by us.

Minimum Investment	A minimum initial investment of $500 is required.

Interest Rate	Monthly offering rate, compounded daily based on a 365-day year, for each established denomination. The interest rate offered on the Debentures varies depending on the interest adjustment period selected by you (one year, two years or four years).

Interest Adjustment	Rate adjusted at the end of each interest adjustment period to the then-current interest rate, compounded daily. At such time, interest rates will at least be equal to the formula under the Minimum Rate subject to the Ceiling set forth in the table below:

Debenture	Minimum Rate	Ceiling
1 Year	Prime Rate minus 4.0%	9.5%
2 Year	Prime Rate minus 3.5%	10.0%
4 Year	Prime Rate minus 2.0%	11.0%

The Prime Rate shall be the prime rate published by The Wall Street Journal. As of December 25, 2010, the Prime Rate was 3.25%. However, particularly in this uncertain economy, interest rates may fluctuate greatly, and the Prime Rate at the end of your chosen interest adjustment period of one, two or four years may be significantly higher or lower. We will mail you notice of the new interest rate at least 20 days prior to the end of each interest adjustment period.

Payment of Interest	Interest will be earned daily and will be payable at any time at your request.

Maturity	Four years from the date of issuance (subject to one automatic four-year extension).

Notice of Extension	We will provide you notice of the maturity date of your Debenture at least 30 days prior to the maturity date and inform you that your Debenture will be automatically extended unless you notify us otherwise. At this time, we will also provide you with an updated prospectus.

Automatic Extension of Maturity	Maturity of each Debenture is automatically extended on its original terms for one additional four-year term subject to interest adjustment. You may prevent such extension by notifying us prior to 15 days after the maturity date that you would like to redeem your Debenture at maturity.

Redemption by You	You may redeem the Debenture at the end of any interest adjustment period without penalty by giving us notice within 10 days after the end of the interest adjustment period. Redemption at any other time will be subject to our consent in our sole discretion and a 180-day interest penalty.

Redemption by Us	We may redeem the Debentures at any time prior to maturity upon 30 to 60 days’ written notice to you for a price equal to principal plus interest accrued to the date of redemption.

Subordination	Debentures are subordinated, in all rights to payment and in all other respects, to all of our debt except for debt that by its terms expressly provides that such debt is not senior in right to payment of the Debentures. Senior debt includes, without limitation, all of our bank and finance company debt and any line of credit we may obtain in the future. This means that if we are unable to pay our debts when due, all of the senior debt would be paid first, before any payment would be made on the Debentures.

Event of Default	Under the indenture, an event of default is generally defined as (1) a default in the payment of principal or interest on the Debentures that is not cured for 30 days, (2) our becoming subject to certain events of bankruptcy or insolvency, or (3) our failure to comply with provisions of the Debentures or the indenture if such failure is not cured or waived within 60 days after receipt of a specific notice.

Transfer Restrictions	Transfer of a Debenture is effective only upon the receipt of valid transfer instructions by the registrar from the Debenture holder of record.

Trustee	U.S. Bank National Association, a national banking association.

Risk Factors	See “Risk Factors” beginning on page 11 and other information included in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before investing in the Debentures.

Summary Consolidated Financial Data

The following table summarizes certain financial data of our business. You should read this summary together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated balance sheet data, as of September 25, 2010 and 2009, and the summary consolidated statement of operations data, for the fiscal years ended September 25, 2010 and 2009, have been derived from our audited consolidated financial statements and related notes included in this prospectus. The summary consolidated balance sheet data, as of September 25, 2008, 2007, and 2006, and the summary consolidated statement of operations data, for the fiscal year ended September 25, 2008, 2007 and 2006, have been derived from our audited financial statements that are not included in this prospectus.

[Remainder of page intentionally left blank]

	As of, and for, the Fiscal Year Ended September 25,
	2010	2009	2008	2007	2006
Net interest and fee income (loss)(1)	$(851)	$(2,784)	$(2,038)	$3,515	$7,980
Insurance commissions	5,032	8,354	9,615	10,120	11,263
Delinquency fees	1,326	1,561	1,720	1,776	1,565
Other income(2)	1,772	2,132	2,491	2,698	2,729

Net revenues before retail sales	7,279	9,263	11,788	18,109	23,537

Gross margin on retail sales	3,579	5,653	6,033	6,832	6,361
Net revenues	10,858	14,916	17,821	24,941	29,898
Operating expenses	(22,806)	(28,278)	(28,469)	(27,604)	(29,151)

Net operating income (loss)	(11,948)	(13,362)	(10,468)	(2,663)	747
Other non-operating income	-	-	-	-	151
Loss on sale of property and equipment	(187)	(11)	(21)	(19)	(75)

Income (loss) before income tax benefit (expense)	(12,135)	(13,373)	(10,669)	(2,682)	823
Income tax benefit (expense)	-	438	682	(1,109)	(274)

Net income (loss)	$(12,135)	$(12,935)	$(9,987)	$(3,791)	$549

Ratio of earnings to fixed charges(3)	(4)	(4)	(4)	(4)	1.10
Cash and cash equivalents	$2,115	$2,922	$12,541	$17,854	$12,920
Finance receivables, net(5)	35,448	47,356	59,787	67,126	70,903
Other receivables	493	717	957	861	1,013
Inventory	1,202	2,202	3,167	3,057	2,195
Property and equipment, net	3,369	4,227	4,906	4,220	4,581
Total assets	43,226	59,254	83,857	95,862	95,732
Senior debt	165	327	695	512	669
Subordinated debt	-	-	-	-	970
Debentures(6)	71,227	73,603	82,209	81,861	77,910
Demand notes(6)	3,175	3,147	3,658	5,991	8,137
Shareholders’ deficit	$(45,909)	$(33,774)	$(20,839)	$(10,852)	$(7,060)

(1)	Net of interest expense and provision for credit losses.
(2)

Includes commissions from motor club memberships received from Interstate Motor Club, Inc., an affiliated entity, and income from income tax return preparation services received from Cash Check Inc. of Ga., a previously affiliated entity that was dissolved in December 2007.

(3)

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of this ratio, “earnings” is determined by adding pre-tax income to “fixed charges,” which consists of interest on all indebtedness and an interest factor attributable to rent expense.

(4)

Calculation results in a deficiency in the ratio (i.e., less than one-to-one coverage). The deficiency in earnings to cover fixed charges was $12,134,947, $13,372,623; $10,669,231; and $2,682,314 for the years ended September 25, 2010, 2009, 2008, and 2007, respectively.

(5)	Net of unearned insurance commissions, unearned finance charges and unearned discounts.
(6)	Issued, in part, by our subsidiary, The Money Tree of Georgia Inc. See Note 7 to our consolidated audited financial statements for the year ended September 25, 2010.

RISK FACTORS

Our operations and your investment in the Debentures are subject to a number of risks. You should carefully read and consider these risks, together with all other information in this prospectus, before you decide to buy the Debentures. If any of the following risks actually occur, our business, consolidated financial condition or operating results and our ability to repay the Debentures could be materially adversely affected.

Risks Related to Our Offering

The Debentures are risky and speculative investments for suitable investors only.

You should be aware that the Debentures are risky and speculative investments suitable only for investors of adequate financial means. If you cannot afford to lose your entire investment, you should not invest in the Debentures. Potential investors are required to complete a purchaser suitability questionnaire to assist our executive officers in determining whether an investment in the Debentures is a suitable investment, and such executive officers have the right to reject any potential investor. If we accept an investment, you should not assume that the Debentures are a suitable and appropriate investment for you.

If we continue to redeem more debentures and demand notes than we sell in any given period, our liquidity and capital needs will continue to be severely and negatively affected.

We are substantially reliant upon the net offering proceeds we receive from the sale of our debentures and demand notes to meet our liquidity needs. We use these net offering proceeds to fund redemption obligations, make interest payments and to fund other working capital. Since 2005, we or our subsidiary, The Money Tree of Georgia Inc., have sold approximately $69.0 million of debentures and $22.6 million of demand notes. For the fiscal year ended September 25, 2010, we redeemed $14.4 million in debentures and $2.6 million in demand notes, while only receiving $12.0 million and $2.6 million from the sale of new debentures and demand notes, respectively. If we continue to redeem more debentures and demand notes than we sell in any given period, our liquidity and capital needs will be severely and negatively affected.

We may have insufficient cash to meet our debt obligations.

Our cash and cash equivalents as of September 25, 2010 was $2.1 million. Furthermore, our ratio of earnings to fixed charges is less than one, and has been negative since fiscal year 2006, indicating that we have insufficient funds from operations to meet our fixed obligations. Our net loss before taxes, which equates to the deficiency in earnings to cover fixed charges, was $12.1 million for the fiscal year ended September 25, 2010. In addition to our fixed obligations and elective redemptions of our demand notes and debentures, based on the scheduled maturity dates (i.e., debentures which have reached their extended eight-year maturity dates) of the debentures issued by our subsidiary, The Money Tree of Georgia Inc., during calendar year 2011 redemptions of these debentures will total $8.5 million. If we are unable to raise sufficient funds through the sale of debentures and demand notes, and we are unable to obtain additional financing or other sources of capital, we may not have adequate cash on hand to meet all of our financial obligations.

If we default in our Debenture or Demand Note payment obligations, the indenture agreements relating to our Debentures and Demand Notes provide that the trustee could accelerate all payments due under the Debentures and Demand Notes, which would further negatively affect our financial position.

Our obligations with respect to the Debentures and Demand Notes are governed by the terms of indenture agreements with U.S. Bank National Association, as trustee. Under the indentures, in addition to other possible events of default, if we fail to make a payment of principal or interest under any Debenture or Demand Note and this failure is not cured within 30 days, we will be deemed in default. Upon such a default, the trustee or holders of 25% in principal of the outstanding Debentures or Demand Notes could declare all principal and accrued interest immediately due and payable. Since our total assets do not cover these debt payment obligations, we would most likely be unable to make all payments under the Debentures or Demand Notes when due, and we might be forced to cease our operations.

If we are unable to meet our debenture and demand note redemption obligations, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our loan receivables and other operating assets or we might be forced to cease our operations, and you could lose some or all of your investment.

In addition to the Debentures we issue pursuant to this prospectus, we may issue demand notes, debentures, or similar debt instruments to investors in order to raise funds for our operations. As of September 25, 2010, we had a total of $71.2 million of debentures and $3.2 million of demand notes outstanding, which demand notes may be redeemed by our investors at any time. Of this amount, our subsidiary, The Money Tree of Georgia Inc., has $22.5 million of debentures and $0.3 million of demand notes outstanding. While the maturing debentures of our subsidiary are subject to substantially similar early redemption and automatic extension provisions as the debentures, we cannot predict with any accuracy the number of debenture holders who will elect to redeem such debentures at or prior to maturity. We intend to pay these and any other redemption obligations using our normal cash sources, such as collections on finance receivables and used car sales, as well as proceeds from the sale of the debentures and demand notes. We are substantially reliant upon the net offering proceeds we receive from the sale of the debentures and demand notes. However, during the fiscal year ended September 25, 2010, we redeemed $14.4 million in debentures, while only receiving $12.0 million from the sale of new debentures. Therefore, we have had to use funds from operations to fund these net redemptions. Our operations and other sources of funds may not provide sufficient available cash flow to meet our continued redemption obligations if the amount of redemptions continues at its current pace and we continue to suffer losses and use funds from operations to fund redemptions. If we are unable to repay or redeem the principal amount of debentures or demand notes when due, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our loan receivables and other operating assets or we might be forced to cease our operations, and you could lose some or all of your investment.

Our decreased sales of Debentures and Demand Notes, along with the increased redemptions of these securities, has resulted in fewer loans being made to customers, which has significantly negatively affected our operations, financial position and liquidity.

For the fiscal years ended September 25, 2010 and 2009, we sold $12.0 million and $10.0 million of Debentures, respectively. Meanwhile, we had redemptions of Debentures of $14.4 million and $18.6 million during the same periods, respectively. For the fiscal years ended September 25, 2010 and 2009, we sold $2.6 million and $3.0 million of Demand Notes, respectively. Meanwhile, we had redemptions of Demand Notes of $2.6 million and $3.5 million during the same periods, respectively. These $11.5 million combined net redemptions during the past two years have required us to use significant funds from operations to pay these net redemptions and corresponding interest payments. Accordingly, we have made significantly less loans to our customers resulting in reduced net finance receivables balances and net interest and fee income. This decrease in sales of Debentures and Demand Notes, along with the increased redemptions of these securities, have significantly negatively affected our operations, financial position and liquidity.

Our internal controls over financial reporting have not been effective in preventing or detecting misstatements in our consolidated financial statements, and if we fail to detect material misstatements in our consolidated financial statements, our consolidated financial condition and operating results could be severely and negatively affected.

During our fiscal years ended September 25, 2010, 2009 and 2008, we concluded that our system of internal controls over financial reporting contained a material weakness and was not operating effectively. This resulted in errors in our consolidated financial statements. There can be no assurance that in the future our system of internal controls would detect misstatements in our consolidated financial statements. If we fail to detect material misstatements in our consolidated financial statements in the future, our consolidated financial condition and operating results could be severely and negatively affected.

If we find further errors in our previously issued consolidated financial statements, we may again need to suspend our offerings of demand notes and debentures until such time as the financial misstatements can be corrected, and if correcting those errors requires an extended period of time, our ability to meet our financial obligations could be severely and negatively affected.

On April 23, 2010, we concluded that the previously issued audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended September 25, 2009 and the unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q for the three months ended December 25, 2009, should no longer be relied upon because of an error in the statements. We decided to restate our audited consolidated financial results as of September 25, 2009 and 2008 and for the three years ended September 25, 2009, 2008 and 2007, and subsequently filed an amended Annual Report on Form 10-K and Quarterly Report on Form 10-Q to accurately reflect our restated consolidated financial position and results of operations. The error in the consolidated financial statements was, in part, caused by a material weakness in our internal control over financing reporting. In the future, if we conclude that our previously issued consolidated financial statements contain errors and cannot be relied upon, we may suspend the sale of debentures and demand notes under our current offerings until such time as the errors are corrected. If correcting these errors requires an extended period of time, our ability to meet our financial obligations could be severely and negatively affected.

We can provide no assurance that any Debentures will be sold or that we will raise sufficient proceeds to carry out our business plans.

We are offering the Debentures through our designated selling officer without a firm underwriting commitment. While we intend to sell up to $75 million in principal amount of Debentures, there is no minimum amount of proceeds that must be received from the sale of the Debentures in order to accept proceeds from the Debentures actually sold. Accordingly, we can provide no assurance about the total principal amount of Debentures that will be sold. Therefore, we cannot assure you that we will raise sufficient proceeds to carry out our business plans.

If we or our operations suffer from severe negative publicity, we could be faced with significantly greater payment or redemption obligations from holders of the Debentures and Demand Notes than we have cash available for such payments or redemptions.

Because our Debentures are redeemable by holders at the end of any interest adjustment period and our Demand Notes are payable or redeemable at any time by holders, we cannot control the amount or timing of such payments or redemptions. If we or our operations suffer from severe negative publicity, we may receive significantly greater payment or redemption requests in a short time period than we have cash available to fund such payments or redemptions. In such event, we could be declared in default on the Demand Notes and other debt instruments and you could lose your entire investment.

Our Debentures are not insured or guaranteed by any third party, so you are dependent upon our ability to manage our business and generate adequate cash flows.

Our Debentures are not insured or guaranteed by the FDIC, any governmental agency or any other public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. You are dependent upon our ability to effectively manage our business to generate sufficient cash flow, including cash flow from our financing activities, for the repayment of principal at maturity and the ongoing payment of interest on the Debentures. During 2007 through 2010, we incurred significant losses and we have used substantial amounts of operating cash flows to fund redemptions of debentures and demand notes. If these trends continue, you could lose your entire investment.

Our operations are not subject to the stringent banking regulatory requirements designed to protect investors, so your investment is completely dependent upon our successful operation of our business.

Our operations are not subject to the stringent regulatory requirements imposed upon the operations of commercial banks, savings banks and thrift institutions and are not subject to periodic compliance examinations by federal banking regulators. Therefore, an investment in our Debentures does not have the regulatory protections that the holder of a demand account or a certificate of deposit at a bank does. The return on your investment is completely dependent upon our successful operation of our business. To the extent that we do not successfully operate our business, our ability to pay interest and principal on the Debentures will be impaired.

There is no sinking fund to ensure repayment of the Debentures at maturity, so you are totally reliant upon our ability to generate adequate cash flows.

We do not contribute funds to a separate account, commonly known as a sinking fund, to repay the Debentures upon maturity. Because funds are not set aside periodically for the repayment of the Debentures over their term, you must rely on our cash flow from operations and other sources of financing for repayment, such as funds from the sale of demand notes and debentures and credit facilities, if any. To the extent cash flow from operations and other sources are not sufficient to repay the Debentures, you may lose all or a part of your investment.

An increase in market interest rates may result in a reduction in our liquidity and increased losses or delay in our return to profitability and impair our ability to pay interest and principal on our debentures and demand notes.

Interest rates are currently at or near historic lows. Sustained, significant increases in interest rates could unfavorably impact our liquidity and increase our losses or delay our return to profitability by reducing the interest rate spread between the rate of interest we receive on loans and interest rates we must pay under our demand notes and debentures and any bank debt we incur. Any reduction in our liquidity and increase in our losses or delay in our return to profitability would diminish our ability to pay interest and principal on the Debentures.

Payment on the Debentures is subordinate to the payment of all outstanding present and future senior debt, and the indenture does not limit the amount of senior debt we may incur.

The Debentures are subordinate and junior to any and all of our senior debt. There are no restrictions in the indenture regarding the amount of senior debt or other indebtedness that we or our subsidiaries may incur. Upon the maturity of our senior debt, by lapse of time, acceleration or otherwise, the holders of our senior debt have first right to receive payment in full prior to any payments being made to you as a Debenture holder. Therefore, you would only be repaid if funds remain after the repayment of our senior debt. As of September 25, 2010, we had $164,625 of senior debt outstanding.

Payment of interest and principal on the Debentures is effectively subordinate to the payment of the secured and unsecured creditors of our subsidiaries, including holders of debentures and demand notes issued by The Money Tree of Georgia Inc.

Substantially all of our assets and operations are conducted through our subsidiaries. As a result, all the creditors of our subsidiaries, including the holders of the demand notes and debentures issued by The Money Tree of Georgia Inc., would be paid prior to our subsidiaries being allowed to distribute any amounts to us. As of September 25, 2010, $0.3 million of demand notes and $22.5 million of debentures issued by The Money Tree of Georgia Inc. were outstanding. If our subsidiaries did not have sufficient funds to pay their debts, our ability to pay interest and principal on the Debentures would be impaired.

The indenture does not contain covenants restricting us from taking certain actions, and therefore the indenture provides very little protection of your investment.

The Debentures do not have the benefit of extensive covenants. The covenants in the indenture are not designed to protect your investment if there is a material adverse change in our financial condition or results of operations. For example, the indenture does not contain any restrictions on our ability to create or incur senior debt or other debt or to pay dividends or any financial covenants (such as a fixed charge coverage or minimum net worth covenants) to help ensure our ability to pay interest and principal on the Debentures. The indenture does not contain provisions that permit Debenture holders to require that we redeem the Debentures if there is a takeover, recapitalization or similar restructuring. In addition, the indenture does not contain covenants specifically designed to protect you if we engage in a highly leveraged transaction. Therefore, the indenture provides very little protection of your investment.

The Debentures contain an automatic extension feature, which could result in the extension of the maturity of the Debentures beyond the original maturity date and a lower interest rate being paid.

The Debentures contain an automatic extension provision that extends the maturity date of the Debentures and resets the interest rate to the then-current rate unless you provide us with written notice prior to 15 days after the maturity date of the Debenture stating that you want your Debenture redeemed as of the maturity date. The term of the extended Debenture will be equal to the original term of the Debenture, and the interest rate on the Debenture will be equal to the interest rate we are then paying on Debentures of a like interest adjustment period. Therefore, if you fail to take action, you will be required to maintain your investment in the Debenture beyond the original maturity date of the Debenture, and the interest rate on the extended Debenture may be lower than the interest rate previously being paid to you.

There will not be any market for the Debentures, so you should only purchase them if you do not have any need for liquidity of your investment.

The Debentures will not be listed on a national securities exchange or authorized for quotation on the NASDAQ Stock Market. Further, it is very unlikely that any trading market for the Debentures will develop. Except as described elsewhere in this prospectus, you have no right to require redemption of the Debentures, and there is no assurance that the Debentures will be readily accepted as collateral for loans. Due to the lack of a market for the Debentures, we cannot assure you that you would be able to sell the Debentures. You should only purchase these Debentures if you do not have the need for liquidity for the amount invested in, and the interest payable on, the Debentures.

If we redeem the Debentures, you may not be able to reinvest the proceeds at comparable rates.

We may redeem, at our option, at any time, all or a portion of the outstanding Debentures for payment prior to their maturity. However, you may only redeem your Debenture at your option and without penalty at the end of each applicable interest adjustment period. In addition, while the Debentures contain an automatic extension provision, we may nevertheless elect to redeem your debenture in full upon maturity. In the event we elect to redeem your Debenture, you would have the risk of reinvesting the proceeds at the then-current market rates, which may be higher or lower.

Risks Related to Our Business

There is uncertainty as to our ability to continue as a going concern.

The opinion of our independent registered accounting firm for the fiscal year ended September 25, 2010, which is included with our audited consolidated financial statements and related notes included in this prospectus, includes an explanatory paragraph that states that we have incurred recurring losses from operations, negative cash flows from operating activities and have a net shareholders’ deficit that raise substantial doubt about our ability to continue as a going concern. If we cannot generate sufficient cash flow to meet our obligations on a timely basis through the sale of Debentures and Demand Notes and collections from our customers, originate new loans, and ultimately attain profitable operations, there can be no assurance that we will be able to continue as a going concern. See “Basis of Financial Statement Presentation” in Note 2 to our Consolidated Financial Statements.

We suffered significant losses during fiscal years 2007 through 2010 and we anticipate such losses will likely continue in 2011.

Our net losses were approximately $3.8 million, $10.0 million, $12.9 million and $12.1 million during fiscal years 2007, 2008, 2009 and 2010, respectively. We anticipate that such significant losses will likely continue in 2011.

We have suffered significant credit losses due to continued weakening economic conditions, and there is no guarantee such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected.

Because our business consists mainly of making loans to individuals who depend on their earnings to make their repayments, our ability to operate on a profitable basis depends to a large extent on the continued employment of those individuals and their ability to meet their financial obligations as they become due. In the current recession and continued downturn in the U.S. and local economies in which we operate, our customers have been affected by the resulting unemployment and increases in the number of personal bankruptcies. Therefore, we continue to experience increased credit losses and our collection ratios and profitability could continue to be materially and adversely affected. This recession has negatively affected our customers’ disposable income, confidence and spending patterns and preferences, which in turn are negatively impacting our sales of consumer goods and vehicles and our customers’ ability to repay their obligations to us. As a result, we continue to experience significant credit losses through loan charge-offs. For the fiscal year ended September 25, 2010, our charge-offs, net of recoveries, for our entire loan portfolio were $7.7 million, or 15.5% of average net finance receivables, and charge-offs for the direct consumer loans and consumer sales finance contract segments were 19.7% of the related average receivables. Although the net charge-offs for this fiscal year are less than in the previous year, these high levels of charge-offs have had a negative impact on our operations and profitability. Should the current economic conditions continue or worsen, our operations and profitability will continue to be materially and adversely affected.

Our significant shareholders’ deficit balance (and balance sheet insolvency) may limit our ability to obtain future financing, which could have a negative effect on our operations and our liquidity.

As of September 25, 2010, we had a shareholders’ deficit of $45.9 million which means our total liabilities exceed our total assets. Bankruptcy law defines this as balance sheet insolvency. The existence of a significant shareholders’ deficit may limit our ability to obtain future debt or equity financing. If we are unable to obtain financing in the future, it will likely have a negative effect on our operations and our liquidity and our ability to continue as a going concern.

Our lack of a significant line of credit could affect our liquidity.

We have operated without a significant line of credit for the past several years. We have been seeking for several months to obtain a line of credit as an additional source of long-term financing. If we fail to obtain a line of credit, we will be more dependent on the proceeds from the debentures and demand notes for our continued liquidity. Since our sales of the debentures and demand notes have been significantly curtailed, our failure to obtain a line of credit would negatively affect our ability to meet our obligations.

The collectability of our finance receivables has been severely and negatively affected by general economic conditions and we have not been able to recover the full amount of delinquent accounts by resorting to sale of collateral or receipt of non-filing insurance proceeds.

Our liquidity is dependent on, among other things, the collection of our finance receivables. We continually monitor the delinquency status of our finance receivables and promptly institute collection efforts on delinquent accounts. Collections of our consumer finance receivables have been severely and negatively affected by general economic conditions. Since we do not ordinarily perfect our security interest in collateral for loans, we have not been able to recover the full amount of outstanding receivables by resorting to the sale of collateral or receipt of non-filing insurance proceeds.

Our typical customer base has “subprime” credit ratings and higher than average credit risks which may result in increased loan defaults.

We typically lend money to individuals who have difficulty receiving loans from banks and other financial institutions because of credit problems or other adverse financial circumstances. Therefore, we have a higher risk of loan default among our customers than other lending companies. If we continue to suffer increased loan defaults, our operations will be materially adversely affected, and we may have difficulty making our principal and interest payments on the Demand Notes.

Hurricanes or other adverse weather events could negatively affect local economies or cause disruption to our branch office locations, which could have an adverse effect on our business or results of operations.

Our operations are conducted in the States of Georgia, Florida, Alabama and Louisiana, including areas susceptible to hurricanes or tropical storms. Such weather events can disrupt our operations, result in damage to our branch office locations and negatively affect the local economies in which we operate. We cannot predict whether or to what extent future hurricanes will affect our operations or the economies in our market areas, but such weather events could result in a decline in loan originations and an increase in the risk of delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes.

Additional competition may decrease our liquidity and profitability, which would adversely affect our ability to repay the Debentures.

We compete for business with a number of large national companies and banks that have substantially greater resources, lower cost of funds, and a more established market presence than we have. If these companies increase their marketing efforts to include our market niche of borrowers, or if additional competitors enter our markets, we may be forced to reduce our interest rates and fees in order to maintain or expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our liquidity and profitability and our ability to repay the Debentures.

We are subject to many laws and governmental regulations, and any changes in these laws or regulations may materially adversely affect our financial condition and business operations.

Our operations are subject to regulation by federal authorities and state banking, finance, consumer protection and insurance authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions on our operations which, among other things, require that we obtain and maintain certain licenses and qualifications, and limit the interest rates, fees and other charges we may impose in our consumer finance business. Although we believe we are in compliance in all material respects with applicable laws, rules and regulations, we cannot assure you that we are or that any change in such laws, or in the interpretations thereof, will not make our compliance with such laws more difficult or expensive or otherwise adversely affect our financial condition or business operations.

The impact on us of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and its implementing regulations cannot be predicted at this time.

A wide range of regulatory initiatives directed at the financial services industry has been proposed in recent months. One of those initiatives, the Dodd-Frank Act, was signed into law by President Obama on July 21, 2010. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States, establishes the new federal Bureau of Consumer Financial Protection (the “BCFP”) and will require the BCFP, the FDIC, the SEC and other federal agencies to implement numerous new rules, many of which may not be implemented for several months or years. The Dodd-Frank Act and the resulting regulations will significantly impact the current regulatory structure and affect the lending, deposit, investment, trading and operating activities of financial institutions. At this time, it is difficult to predict the extent to which the Dodd-Frank Act or the resulting regulations will impact our business. However, compliance with these new laws and regulations may result in additional cost and expenses, which may impact our results of operations, financial condition or liquidity.

We are devoting resources to comply with various provisions of the Sarbanes-Oxley Act, including Section 404 relating to internal controls testing, and this may reduce the resources we have available to focus on our core business.

For fiscal year ended September 25, 2010, we are subject to the requirements of Section 404(A) of the Sarbanes-Oxley Act, and in order to ensure compliance with the various provisions of the

Sarbanes-Oxley Act, we have evaluated our internal controls over financial reporting to allow management to report on our internal controls systems. Among other things, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Any failure to comply with the various requirements of the Sarbanes-Oxley Act, may require significant management time and expenses, and divert attention or resources away from our core business.

We are controlled by Bradley D. Bellville and do not have any independent board members overseeing our operations.

Our board of directors consists of Bradley D. Bellville, our President, and Jefferey V. Martin. We do not have any independent directors on our board. In addition, Bradley D. Bellville owns a majority of the outstanding shares of our voting capital stock. Therefore, Mr. Bellville will be able to exercise significant control over our affairs, including the election of directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of federal securities law. Words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “predict,” or other similar words identify forward-looking statements. Forward-looking statements appear in a number of places in this prospectus, including, without limitation, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and they include statements regarding our intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, our financial condition and our growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” section of this prospectus. If any of the events described in “Risk Factors” occur, they could have an adverse effect on our business, financial condition and results of operations. When considering forward-looking statements, you should keep these risk factors, as well as the other cautionary statements in this prospectus, in mind. You should not place undue reliance on any forward-looking statement. We are not obligated to update forward-looking statements.

USE OF PROCEEDS

If we sell all of the Debentures offered by this prospectus, we estimate that the net proceeds will be approximately $74,385,000 after deduction of estimated offering expenses of $615,000. We will pay all of the expenses related to this offering.

We will receive cash proceeds in varying amounts from time to time as the Debentures are sold. Due to our inability to predict with any certainty whatsoever the amount of offering proceeds we will receive from the sale of the Debentures or when holders of the Debentures will redeem or which holders of other demand notes or debentures will redeem at or prior to maturity, we cannot provide any specific allocation of proceeds we will use for any particular purpose. However, we intend to use substantially all of the net offering proceeds in the following order of priority:

•

to redeem (1) debentures listed in the maturity date table below and any other debentures and demand notes of our subsidiary, The Money Tree of Georgia Inc., and (2) the Series A Variable Rate Subordinated Debentures, the Debentures offered in this offering and Demand Notes issued by us;

•	to make interest payments to holders of all of our debentures and demand notes;

•	to the extent that net proceeds remain and we have adequate cash on hand, to fund the following company activities:

¡	for working capital and other general corporate purposes;

¡	to make additional consumer loans;

¡	to fund the purchase of inventory of used cars;

¡	to open new branch office locations; and

¡	to acquire loan receivables from competitors.

Although we are unable to predict with any certainty when holders of the Debentures will redeem or which holders of other demand notes or debentures will redeem, below is a schedule showing the scheduled maturity dates (i.e., debentures which have reached their extended eight-year maturity dates) of the debentures issued by our subsidiary, The Money Tree of Georgia Inc. over the next three years. We anticipate primarily using net proceeds from this offering of the Debentures to fund the below scheduled redemptions of the debentures of our subsidiary, The Money Tree of Georgia Inc., and any other redemptions that occur prior to the scheduled maturity dates.

The Money Tree of Georgia Inc.

Debentures Maturity Schedule	8-Year Maturities
1/2011 thru 12/2011	$8,749,004
1/2012 thru 12/2012	8,910,762
1/2013 thru 12/2013	9,589,266

Total	$27,249,032

There is no minimum number or amount of Debentures that we must sell to receive and use the proceeds from the sale of the Debentures, and we cannot assure you that all or any portion of the Debentures will be sold. In the event that we do not raise sufficient proceeds from our offerings of the

Debentures and Demand Notes to adequately fund our operations, we could curtail the amount of funds we loan to our customers and focus on cash collections to increase cash flow. Please see “Risk Factors – Risks Related to Our Offering – If we continue to redeem more debentures and demand notes than we sell in any given period, our liquidity and capital needs will continue to be severely and negatively affected,” “Risk Factors – Risks Related to Our Offering – We can provide no assurance that any Debentures will be sold or that we will raise sufficient proceeds to carry out our business plans,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data, as of September 25, 2010 and 2009, and the selected consolidated statement of operations data, for the fiscal years ended September 25, 2010 and 2009, have been derived from our audited consolidated financial statements and related notes included in this prospectus. The selected consolidated balance sheet data, as of September 25, 2008, 2007, and 2006, and the selected consolidated statement of operations data, for the fiscal year ended September 25, 2008, 2007 and 2006, have been derived from our audited financial statements that are not included in this prospectus.

[Remainder of page intentionally left blank]

	As of, and for, the Fiscal Year Ended September 25,
	2010	2009	2008	2007	2006
Interest and fee income	$11,807	$15,589	$19,280	$19,481	$20,048
Interest expense	(6,976)	(7,611)	(8,275)	(8,026)	(7,350)

Net interest and fee income before provision for credit losses	4,831	7,978	11,005	11,455	12,698
Provision for credit losses	(5,682)	(10,762)	(13,043)	(7,940)	(4,718)

Net revenue (loss) from interest and fees after provision for credit losses	(851)	(2,784)	(2,038)	3,515	7,980
Insurance commissions	5,032	8,354	9,615	10,120	11,263
Commissions from motor club memberships(1)	1,371	1,602	1,844	1,947	1,957
Delinquency fees	1,326	1,561	1,720	1,776	1,565
Income tax service income(2)	-	-	-	3	83
Other income	401	530	647	748	689

Net revenues before retail sales	7,279	9,263	11,788	18,109	23,537
Retail sales	9,419	16,019	17,164	19,002	17,972
Cost of sales	(5,840)	(10,366)	(11,131)	(12,170)	(11,611)

Gross margin on retail sales	3,579	5,653	6,033	6,832	6,361
Net revenues	10,858	14,916	17,821	24,941	29,898
Operating expenses	(22,806)	(28,278)	(28,469)	(27,604)	(29,151)

Net operating income (loss)	(11,948)	(13,362)	(10,468)	(2,663)	747
Other non-operating income	-	-	-	-	151
Loss on sale of property and equipment	(187)	(11)	(21)	(19)	(75)

Income (loss) before income tax benefit (expense)	(12,135)	(13,373)	(10,669)	(2,682)	823
Income tax benefit (expense)	-	438	682	(1,109)	(274)

Net income (loss)	$(12,135)	$(12,935)	$(9,987)	$(3,791)	$549

Ratio of earnings to fixed charges(3)	(4)	(4)	(4)	(4)	1.10
Cash and cash equivalents	$2,115	$2,922	$12,541	$17,854	$12,920
Finance receivables(5)	42,319	56,281	68,601	72,276	73,178
Allowance for credit losses	(6,871)	(8,925)	(8,814)	(5,150)	(2,275)

Finance receivables, net	35,448	47,356	59,787	67,126	70,903
Other receivables	493	717	957	861	1,013
Inventory	1,202	2,202	3,167	3,057	2,195
Property and equipment, net	3,369	4,227	4,906	4,220	4,581
Total assets	43,226	59,254	83,857	95,862	95,732
Senior debt	165	327	695	512	669
Senior subordinated debt	-	-	-	-	600
Subordinated debt, related parties	-	-	-	-	370
Debentures(6)	71,227	73,603	82,209	81,861	77,910
Demand notes(6)	3,175	3,147	3,658	5,991	8,137
Shareholders’ deficit	$(45,909)	$(33,774)	$(20,839)	$(10,852)	$(7,060)

(1)	Received from Interstate Motor Club, Inc., an affiliated entity.
(2)	Received from Cash Check Inc. of Ga., an affiliated entity.
(3)

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of this ratio, “earnings” is determined by adding pre-tax income to “fixed charges,” which consists of interest on all indebtedness and an interest factor attributable to rent expense.

(4)

Calculation results in a deficiency in the ratio (i.e., less than one-to-one coverage). The deficiency in earnings to cover fixed charges was $12,134,947, $13,372,623; $10,669,231; and $2,682,314 for the years ended September 25, 2010, 2009, 2008, and 2007, respectively.

(5)	Net of unearned insurance commissions, unearned finance charges and unearned discounts.
(6)	Issued, in part, by our subsidiary, The Money Tree of Georgia Inc. See Note 7 to our consolidated audited financial statements for the year ended September 25, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information under “Selected Consolidated Financial Data” and our audited consolidated financial statements and related notes and other financial data included elsewhere in this prospectus.

Overview

We make consumer finance loans and provide other financial products and services through our branch offices in Georgia, Alabama, Louisiana and Florida. We sell retail merchandise, principally furniture, appliances and electronics, at certain of our branch office locations and operate two used automobile dealerships in the State of Georgia. We also offer insurance products, prepaid phone services and automobile club memberships to our loan customers.

We fund our consumer loan demand through a combination of cash collections from our consumer loans, proceeds raised from the sale of debentures and demand notes and loans from various banks and other financial institutions. Our consumer loan business consists of making, purchasing and servicing direct consumer loans, consumer sales finance contracts and motor vehicle installment sales contracts. Direct consumer loans generally serve individuals with limited access to other sources of consumer credit, such as banks, savings and loans, other consumer finance businesses and credit cards. Direct consumer loans are general loans made typically to people who need money for some unusual or unforeseen expense, for the purpose of paying off an accumulation of small debts or for the purchase of furniture and appliances. Consumer sales finance contracts consist of retail installment sales contracts for purchases of specific consumer goods by customers either from our branch locations or from a retail store and are collateralized by such consumer goods. Motor vehicle installment sales contracts are initiated by us or purchased from automobile dealers subject to our credit approval and are collateralized by such automobiles. The following table sets forth certain information about the components of our finance receivables:

Description of Loans and Contracts

	As of, or for, the Year Ended September 25,
	2010	2009
Direct Consumer Loans:
Number of Loans Made to New Borrowers	23,075	33,045
Number of Loans Made to Former Borrowers	57,651	64,774
Number of Loans Made to Existing Borrowers	45,653	50,504
Total Number of Loans Made	126,379	148,323
Total Volume of Loans Made	$36,677,415	$48,940,971
Average Size of Loans Made	$290	$330
Number of Loans Outstanding	36,715	47,619
Total of Loans Outstanding	$14,790,670	$20,098,661
Percent of Loans Outstanding	29.8%	30.0%
Average Balance on Outstanding Loans	$403	$422

Description of Loans and Contracts

	As of, or for, the Year Ended September 25,
	2010	2009
Motor Vehicle Installment Sales Contracts:
Total Number of Contracts Made	415	775
Total Volume of Contracts Made	$6,929,116	$14,097,733
Average Size of Contracts Made	$16,697	$18,191
Number of Contracts Outstanding	2,330	2,742
Total of Contracts Outstanding	$22,584,170	$30,151,923
Percent of Total Loans and Contracts	45.6%	45.1%
Average Balance on Outstanding Contracts	$9,693	$10,996

Consumer Sales Finance Contracts:
Number of Contracts Made to New Customers	1,461	2,241
Number of Loans Made to Former Customers	33	68
Number of Loans Made to Existing Customers	2,736	3,112
Total Contracts Made	4,230	5,421
Total Volume of Contracts Made	$12,938,677	$17,046,757
Number of Contracts Outstanding	5,682	7,242
Total of Contracts Outstanding	$12,192,962	$16,663,172
Percent of Total Loans and Contracts	24.6%	24.9%
Average Balance of Outstanding Contracts	$2,146	$2,301

Below is a table showing our total gross outstanding finance receivables:

	September 25, 2010	September 25, 2009
Total Loans and Contracts Outstanding (gross):

Direct Consumer Loans	$14,790,670	$20,098,661
Motor Vehicle Installment	22,584,170	30,151,923
Consumer Sales Finance	12,192,962	16,663,172

Total Gross Outstanding	$49,567,802	$66,913,756

Below is a roll-forward of the balance of each category of our outstanding finance receivables. Loans originated reflect the gross amount of loans made or purchased during the period presented inclusive of pre-computed interest, fees and insurance premiums. Collections represent cash receipts in the form of repayments made on our loans as reflected in our Consolidated Statements of Cash Flows. Refinancings represent the amount of the pay off of loans refinanced. Charge-offs represent the gross amount of loans charged off as uncollectible. Rebates/other adjustments primarily represent reductions to gross loan amounts of precomputed interest and insurance premiums resulting from loans refinanced and other loans paid off before maturity. See “Summary of Significant Accounting Policies – Income Recognition” in Note 2 to our Consolidated Financial Statements for further discussion related to rebates of interest.

	Fiscal Year Ended September 25, 2010	Fiscal Year Ended September 25, 2009
Direct Consumer Loans:
Balance – beginning	$20,098,661	$33,068,727
Loans originated	36,677,415	48,940,971
Collections	(29,344,478)	(40,671,119)
Refinancings	(8,460,573)	(10,912,645)
Charge-offs, gross	(5,447,963)	(8,589,238)
Rebates/other adjustments	1,267,608	(1,738,035)

Balance – end	$14,790,670	$20,098,661

Consumer Sales Finance Contracts:
Balance – beginning	$16,663,172	$17,373,830
Loans originated	12,938,677	17,046,757
Collections	(7,272,223)	(7,760,796)
Refinancings	(4,685,942)	(5,635,286)
Charge-offs, gross	(2,519,125)	(3,966,748)
Rebates/other adjustments	(2,931,597)	(394,585)

Balance – end	$12,192,962	$16,663,172

Motor Vehicle Installment Sales Contracts:
Balance – beginning	$30,151,923	$30,707,329
Loans originated	6,929,116	14,097,733
Collections	(10,538,981)	(11,502,246)
Refinancings	-	-
Charge-offs, gross	(1,942,229)	(1,768,170)
Rebates/other adjustments	(2,015,659)	(1,382,723)

Balance – end	$22,584,170	$30,151,923

Total:
Balance – beginning	$66,913,756	$81,149,886
Loans originated	56,545,208	80,085,461
Collections	(47,155,682)	(59,934,161)
Refinancings	(13,146,515)	(16,547,931)
Charge-offs, gross	(9,909,317)	(14,324,156)
Rebates/other adjustments	(3,679,648)	(3,515,343)

Balance – end	$49,567,802	$66,913,756

Below is a reconciliation of the amounts of the finance receivables originated and repaid (collections) from the receivable roll-forward to the amounts shown in our Consolidated Statements of Cash Flows.

	Fiscal Year Ended September 25, 2010	Fiscal Year Ended September 25, 2009
Finance Receivables Originated:
Direct consumer loans	$36,677,415	$48,940,971
Consumer sales finance	12,938,677	17,046,757
Motor vehicle installment sales	6,929,116	14,097,733

Total gross loans originated	56,545,208	80,085,461

Non-cash items included in gross finance receivables*	(14,663,008)	(21,745,038)

Finance receivables originated – cash flows**	$41,882,200	$58,340,423

Loans Repaid:
Collections
Direct consumer loans	$29,344,478	$40,671,119
Consumer sales finance	7,272,223	7,760,796
Motor vehicle installment sales	10,538,981	11,502,246

Finance receivables repaid – cash flows	$47,155,682	$59,934,161

* Includes precomputed interest and fees (since these amounts are included in the gross amount of finance receivables originated but are not advanced in the form of cash to customers) and refinanced receivable balances (since there is no cash generated from the repayment of original receivables refinanced).

** Includes amounts advanced to customers in conjunction with refinancings, which were $4,414,821 for the fiscal year ended September 25, 2010 and $4,738,460 for the fiscal year ended September 25, 2009.

Segments and Seasonality

We segment our business operations into the following two segments:

•	consumer finance and sales; and

•	automotive finance and sales.

The consumer finance and sales segment is comprised primarily of small consumer loans and sales of consumer goods such as furniture, appliances and electronics. We typically experience our strongest financial performance for the consumer finance and sales segment during the holiday season, which is our first fiscal quarter ending December 25.

The automotive finance and sales segment is comprised exclusively of used vehicle sales and their related financing. We typically experience our strongest financial performance for the automotive finance and sales segment during our second fiscal quarter ending March 25 when demand for used cars is at the highest. Please refer to Note 16 in the “Notes to Consolidated Financial Statements” for a breakdown of our operations by segment.

Net Interest Margin

A principal component of our profitability is our net interest margin, which is the difference between the interest that we earn on finance receivables and the interest that we pay on borrowed funds. In some states, statutes regulate the interest rates that we may charge our customers, while, in other locations, competitive market conditions establish interest rates that we may charge. Differences also exist in the interest rates that we earn on the various components of our finance receivable portfolio.

Unlike our interest income, our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. Our generally limited ability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in our cost of funds. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rate spread and increase our profitability. Significant increases in market interest rates will likely result in a reduction in our liquidity and profitability and impair our ability to pay interest and principal on the debentures.

The decrease in the net interest margin for the fiscal year ended September 25, 2010 was a result primarily of the reduction in outstanding loans, but was also affected by the suppressed average rate earned on outstanding finance receivables. Our liquidity issues have caused us to tighten our lending guidelines which resulted in a significant decrease our direct consumer loans. While we experienced decreases in consumer sales finance contracts and motor vehicle installment contracts, these contracts have longer terms and generally yield a lower interest rate as compared to direct consumer loans. We also saw a slight decrease in the average interest rate paid on our debt in fiscal year 2010 as a result of higher rates paid on short-term borrowings during fiscal year 2009.

The following table presents important data relating to our net interest margin:

	As of, or for, the Year Ended September 25,
	2010	2009
Average net finance receivables (1)	$49,622,105	$63,341,575
Average notes payable (2)	$74,549,637	$78,753,900

Interest income	$8,647,721	$11,506,002
Loan fee income	3,159,787	4,083,072

Total interest and fee income	11,807,508	15,589,074
Interest expense	6,976,265	7,611,185

Net interest and fee income before provision for credit losses	$4,831,243	$7,977,889
Average interest rate earned	23.8%	24.6%
Average interest rate paid	9.4%	9.7%
Net interest rate spread	14.4%	14.9%
Net interest margin (3)	9.7%	12.6%

(1)

Averages are computed using month-end balances of finance receivables (net of unearned interest/fees, insurance commissions, and unearned discounts) during the year presented. Net finance receivables for this purpose include all outstanding finance receivables, including accounts in non-accrual status.

(2)

Averages are computed using month-end balances of interest bearing debt (including senior debt, senior subordinated debt, subordinated debt to related parties, debentures and demand notes) during the year presented.

(3)	Net interest margin represents net interest and fee income (before the provision for credit losses) divided by average net finance receivables.

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income. Information is provided with respect to: (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate), (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) changes in rate/volume (change in rate multiplied by change in volume).

	Increase (Decrease) Due to
	Volume		Rate		Rate/Volume		Total net increase (decrease)
	9/25/10	9/25/09	9/25/10	9/25/09	9/25/10	9/25/09	9/25/10	9/25/09
Earning assets:
Interest income on finance receivables:	$(3,269,835)	$(2,517,649)	$(407,752)	$(1,005,772)	$(103,979)	$(167,574)	$(3,781,566)	$(3,690,995)

Interest bearing liabilities:
Debentures & demand notes	(305,961)	(874,693)	(213,737)	131,167	(9,466)	(15,990)	(529,164)	(759,516)
Other debt	(132,108)	3,582	8,938	93,744	17,414	(1,935)	(105,756)	95,391

Total interest expense	(438,069)	(871,111)	(204,799)	224,911	7,948	(17,925)	(634,920)	(664,125)

Net interest income	$(2,831,766)	$(1,646,538)	$(202,953)	$(1,230,683)	$(111,927)	$(149,649)	$(3,146,646)	$(3,026,870)

Return on Deficit and Assets

Below is a table showing certain performance ratios for the fiscal years ended September 25, 2010 and 2009. These ratios are typically reported by financial institutions in connection with their annual financial performance.

Performance Ratios(1)	2010	2009
Return on average assets (2)	-24.3%	-17.2%
Return on average shareholders’ deficit (3)	-29.3%	-64.7%
Average deficit to average assets ratio (4)	-82.9%	-26.5%

(1)	Averages are computed using quarter end balances.
(2)	Calculated as net income divided by average total assets during the fiscal year.
(3)	Calculated as net income divided by average shareholders’ deficit during the fiscal year.
(4)	Calculated as average shareholders’ deficit divided by average total assets during the fiscal year.

Analysis of Allowance for Credit Losses

At the end of each reporting period, management is required to take a “snapshot” of the risk of probable losses inherent in the finance receivables portfolio and to reflect that risk in our allowance calculations. We use a systematic approach to calculate the allowance for credit losses whereby we apply historical charge-off benchmarks to groups of loans and then adjust (either positively or negatively), as and if applicable, for relevant factors. This method prevents the calculation from becoming simply a mathematical exercise, but instead addresses matters affecting loan collectability. Historically, the relevant items impacting our allowance have included, but are not limited to, a variety of factors, such as loan loss experience, borrowers’ ability to repay, collateral considerations and non-file insurance recoveries, levels of and trends in delinquencies, effects of any changes in risk selection and lending policies and practices, and general economic conditions impacting our portfolio. See “Risk Factors – We suffered significant credit losses in 2010 due to continued weak economic conditions, and there is no guarantee that such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected.”

In the first step of our approach, a benchmark percentage is calculated based on historical ratios of charge-offs to average notes receivable. This percentage is derived by dividing the net amount of segmented finance receivables charged off (gross amount of charge-offs less the amount of recoveries of such charged off accounts from non-file insurance and other recoveries) by the average net outstanding finance receivables over a specific period of time and converting this to an annualized basis. Once this benchmark percentage is determined, a review is performed to detect upward or downward trends in the pertinent factors noted above. Such trends may lead us to adjust the benchmark percentage that is applied to the entire net finance receivable portfolio used in determining the balance of the allowance for credit losses.

Two additional matters that we consider when reviewing the risk included in our portfolio include insurance products and the non-accrual status of certain loans in our portfolio. We also offer insurance products in conjunction with the loan. In the event of the death or injury of the customer or damage to pledged collateral, the proceeds from the claims would generally pay off or continue payments on the loan. However, proceeds from these insurance claims are not considered a recovery since the loan was not charged off, so they are not considered in the allowance determination. The portion of our finance receivables that are in a non-accrual status, meaning the earning of interest and fees has been suspended because of their delinquency status, are considered to be impaired. However, we do not apply different loss rates to impaired or non-impaired loans since our adjusted benchmark percentage is applied to the entire net finance receivable portfolio.

The following table shows these ratios of charge-offs to average notes receivable for the categories of our finance receivables.

	As of, or for, the Year Ended September 25,
	2010	2009
Direct Consumer

Ending net outstanding finance receivables	$13,268,023	$19,524,349
Average net outstanding finance receivables (1)	$16,047,656	$24,849,742

Charge offs, gross (3)	$5,567,738	$8,589,238
Recoveries (2)	$(2,728,546)	$(3,759,401)

Charge offs, net of recoveries	$2,839,192	$4,829,837

% of net charge offs to average net receivables
12 month trend	17.7%	19.4%
Actual allowance %	16.7%	19.4%
Actual allowance	$2,215,760	$3,794,785

Consumer Sales Finance

Ending net outstanding finance receivables	$9,596,560	$11,765,752
Average net outstanding finance receivables (1)	$11,100,986	$13,311,376

Charge offs, gross	$2,519,125	$3,966,748

% of net charge offs to average net receivables
12 month trend	22.7%	29.8%
Actual allowance %	25.2%	29.8%
Actual allowance	$2,418,318	$3,506,157

Auto Sales Finance

Ending net outstanding finance receivables	$19,454,858	$24,991,375
Average net outstanding finance receivables (1)	$22,473,463	$25,180,457

Charge offs, gross (3)	$2,350,611	$1,916,233

% of net charge offs to average net receivables
12 month trend	10.5%	7.6%
Actual allowance %	11.5%	6.5%
Actual allowance	$2,237,297	$1,624,439

	As of, or for, the Year Ended September 25,
	2010	2009
Total Receivables

Ending net outstanding finance receivables	$42,319,341	$56,281,476
Average net outstanding finance receivables (1)	$49,622,105	$63,341,575

Charge offs, gross (3)	$10,437,474	$14,472,219
Recoveries (2)	$(2,728,546)	$(3,759,401)

Charge offs, net of recoveries	$7,708,928	$10,712,818

% of net charge offs to average net receivables
12 month trend	15.5%	16.9%
Allowance as a %	16.2%	15.9%
Actual allowance	$6,871,375	$8,925,381

(1)	Average net outstanding finance receivables are computed using the monthly balances net of unearned interest/fees, unearned insurance commissions and unearned discounts.
(2)	Recoveries represent receipts from non-file insurance claims, cash recoveries and bankruptcy recoveries.
(3)	Includes write downs incurred on the transfer of loans to loans held for sale.

As of September 25, 2010 and 2009, our allowance for credit losses was $6.9 million and $8.9 million, respectively, which represent 16.2% and 15.9% of the net outstanding finance receivables, respectively.

Although some of the uncertainty relative to the general economic conditions appeared to be diminishing at the end of fiscal 2009, net charge-offs again increased and totaled $10.7 million for the year ended September 25, 2009. We contemplated the use of a 24-month benchmark charge-off percentage at the end of fiscal year 2009 due to the similarities in fiscal years 2008 and 2009. Even though delinquencies were improving, due to the uncertainty still in existence at this time and the increase in net charge-offs, we again utilized 12-month benchmark percentages in computing the allowance at September 25, 2009 and recorded an allowance of 19.4% of direct consumer loans, 29.8% of consumer sales finance loans, and 6.5% of auto sales finance loans, or 15.9% of the total net outstanding receivables at September 25, 2009.

During fiscal year 2010, we experienced a significant decrease in overall net charge-offs compared to the prior year. Charge-offs, net of recoveries, were $7.7 million, a $3.0 million decrease from fiscal year 2009 net charge-offs. Due to our ongoing liquidity issues, we continued to closely monitor our loan originations, resulting in a decrease of $23.5 million in new loans made compared to 2009 totals. This contributed to a significant decrease in the average net outstanding receivables for the fiscal year ended September 25, 2010 when compared to the prior year.

In preparing the first step in our determination of the allowance for credit losses, we again utilized the most recent 12-month data in computing the benchmark charge-off percentages for the three segments of our finance receivable portfolio. This resulted in decreases in the direct consumer and consumer sales finance categories and an increase in the auto sales finance category when compared to the previous year’s benchmark percentages. General economic conditions and unemployment figures did not indicate a significantly positive future outlook. Delinquencies, while improving in the direct consumer category, worsened for the consumer sales finance contracts and auto sales finance contracts. We believe our tighter lending guidelines put in place over the past two years have had a positive impact on direct consumer loan delinquencies, but due to the longer term of sales finance contracts, we have not realized the same impact on these loans. We have, in some cases, chosen to forbear on repayment and are actively working with these customers to develop alternate payment plans and methods (i.e. bank drafts). After consideration of these and other relevant factors, including subsequent charge off and delinquency information, we adjusted the benchmark percentage in the direct consumer loan segment downward 100 basis points from the benchmark charge-off percentage of 17.7% and recorded an allowance of 16.7% of net direct consumer loans. For loans in the consumer sales finance segment, we adjusted the benchmark charge-off percentage upward 250 basis points from 22.7% and recorded an allowance of 25.2% of net consumer sale finance contracts. Net charge-offs of auto sales finance contracts increased in fiscal year 2010, as did the benchmark percentage computation.

The deterioration of the overall economy over the past several years and the increase in auto loan past due agings in fiscal year 2010 resulted in increased scrutiny over the loans in this portfolio. As a result, additional metrics were developed to track loan progress and management has, in some cases, made decisions to attempt to work with customers through forbearance or extension of terms rather than resorting to the repossession of the underlying collateral of these loans, which has caused additional deterioration in the portfolio quality. Consequently, we increased the auto sales finance benchmark charge-off percentage of 10.5% by 100 basis points to 11.5% of net outstanding receivables at September  25, 2010.

Delinquency Information

Our delinquency levels reflect, among other factors, changes in the mix of loans in the portfolio, the quality of receivables, the results of collection efforts, bankruptcy trends and general economic conditions. The delinquency information in the following tables is computed on the basis of the amount past due in accordance with the original payment terms of the loan (contractual method). We use the contractual method for all external reporting purposes. Management closely monitors delinquency using this method to measure the quality of our loan portfolio and the probability of credit loss. We also use other tools, such as a recency report, which shows the date of the last full contractual payment received on the loan, to determine a particular customer’s willingness to pay. For example, if a delinquent customer has made a recent payment, we may decide to delay more serious collection measures, such as repossession of collateral. However, such a payment will not change the non-accrual status of the account until all of the principal and interest amounts contractually due are brought current (we receive one or more full contractual payments and the account is less than 60 days contractually delinquent), at which time we believe future payments are reasonably expected.

Our gross finance receivables on non-accrual status totaled approximately $6.1 million and approximately $7.7 million for the fiscal years ended September 25, 2010 and 2009, respectively. Additionally, auto sales finance contracts in various stages of repossession or legal process of $4.1 million and $5.3 million at September 25, 2010 and 2009, respectively, are also considered impaired. Suspended interest as a result of these non-accrual accounts totaled $0.7 million, and $0.9 million for the fiscal years ended September 25, 2010 and 2009, respectively. Generally, we do not refinance delinquent accounts. However, on occasion a past due account will qualify for refinancing. We use the following criteria for determining whether a delinquent account qualifies for refinancing: (1) a re-evaluation of the customer’s creditworthiness is performed to ensure additional credit is warranted; and (2) a payment must have been received on the account within the last 10 days. Since we refinance delinquent loans on such an infrequent basis, we do not maintain any statistics relating to this type of refinancing.

Below is certain information relating to the delinquency status of each category of our receivables for the years ended September 25, 2010 and 2009. Because consumer bankrupt accounts are fully charged off within 30 days, no accounts in bankruptcy are included in the direct consumer and consumer sales finance categories.

	As of September 25, 2010
	Direct Consumer	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts *	Total *
Gross Loans and Contracts Receivable	$14,790,670	$12,192,962	$22,584,170	$49,567,802
Loans and Contracts greater than180 days past due	$1,376,014	$1,174,751	$590,940	$3,141,705
Percentage of Outstanding	9.30%	9.63%	2.62%	6.34%
Loans and Contracts greater than 90 days past due	$2,732,444	$2,297,053	$1,135,800	$6,165,297
Percentage of Outstanding	18.47%	18.84%	5.03%	12.44%
Loans and Contracts greater than 60 days past due	$3,329,271	$2,848,657	$1,501,803	$7,679,731
Percentage of Outstanding	22.51%	23.36%	6.65%	15.49%

	As of September 25, 2009
	Direct Consumer	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts *	Total *
Gross Loans and Contracts Receivable	$20,098,661	$16,663,172	$30,151,923	$66,913,756
Loans and Contracts greater than180 days past due	$3,358,791	$1,410,284	$-	$4,769,075
Percentage of Outstanding	16.71%	8.46%	0.00%	7.13%
Loans and Contracts greater than 90 days past due	$4,774,562	$2,153,578	$787,638	$7,715,778
Percentage of Outstanding	23.76%	12.92%	2.61%	11.53%
Loans and Contracts greater than 60 days past due	$5,456,656	$2,531,102	$1,212,067	$9,199,825
Percentage of Outstanding	27.15%	15.19%	4.02%	13.75%

*Motor Vehicle Installment Sales Contracts aging categories exclude accounts in legal or repossession process in the amounts of $4,072,212 at September 25, 2010 and $5,262,871 at September 25, 2009.

Results of Operations

Comparison of Years Ended September 25, 2010 and 2009

Net Revenues

Net revenues were $10.9 million and $14.9 million for the fiscal years ended September 25, 2010 and 2009, respectively. Interest and fee income and other ancillary product income were down from the prior year as a result of a significant decrease in finance receivable originations. We have experienced significant liquidity issues over the past two years due to the lack of net sales in our debt offerings. Because of this and the current economic environment, to preserve cash, we implemented tighter risk management controls in fiscal year 2009, which continued through September 25, 2010, resulting in fewer loans being made. Retail sales and the associated gross margin on these sales were also down from prior year levels. A significant decrease in the provision for credit losses partially offset the income and commission decreases. We expect our components of income to continue to fall short of historical levels until such time as we are able to raise sufficient capital to increase loan originations and subsequent interest, fee and commission income. We realized the benefits of reduced net charge-offs as a result of the smaller loan portfolio and tighter risk management controls over lending implemented in the past two years. However, delinquencies of finance receivables have increased slightly at September 25, 2010 which could require additional provisions for credit losses in fiscal year 2011. During the fiscal year ended September 25, 2010, we consolidated ten of our branch offices into other branch office locations due to overlapping service coverage. The primary objective of these consolidations was to reduce operating expenses. We believe that this had a minimal effect on overall revenues.

Net Interest and Fee Income Before Provision for Credit Losses

Net interest income before provision for credit losses was $4.8 million and $8.0 million for the years ended September 25, 2010 and 2009, respectively. Gross interest and fee income decreased $3.8 million to $11.8 million from $15.6 million. This was a result of an approximately 29% decrease in finance receivables originated compared to the same period last year caused by the liquidity issues discussed above. Interest income was also impacted by a decrease in the average interest rate earned on finance receivables caused by a significant decrease in higher-earning direct consumer loans. We expect interest and fee income to continue to be down in relation to historical levels until we can sell sufficient quantities of debentures and demand notes to provide cash to increase originations of direct consumer loans and consequently increase interest and fee income. Interest expense was $7.0 million and $7.6 million for the years ended September 25, 2010 and 2009, respectively, due primarily to decreased amounts of variable rate subordinated debentures outstanding.

Provision for Credit Losses

Provision for credit losses was $5.7 million and $10.8 million for the years ended September 25, 2010 and 2009, respectively. Net finance receivables charged off decreased approximately $3.0 million compared to the previous year, which we believe is a result of the implementation of tighter risk management controls over lending. The allowance was $6.9 million (16.2% of net outstanding finance receivables) at September 25, 2010 compared to $8.9 million (15.9%) at September 25, 2009. Delinquencies increased slightly in some components of our finance receivables, which prompted us to adjust the allowance for credit losses and corresponding provisions at September 25, 2010. Should this trend continue, we could see an increase in net charge-offs which could cause us to make additional provisions to the allowance for credit losses in fiscal year 2011.

Insurance and Other Products

Income from commissions on insurance products and motor club memberships decreased $3.6 million, to $6.4 million from $10.0 million, for the fiscal years ended September 25, 2010 and 2009, respectively. The decrease in volume of finance receivables originated during this period compared to last year resulted in lower commissions earned on the sale of these products. Of the total decrease for fiscal year 2010, commissions on credit insurance products were $2.6 million and commissions on non-credit insurance products and motor club memberships were $3.8 million. Approximately 65.1% of our loans during this period included one or more of our insurance products or motor club memberships. We expect these commissions to continue to be down in relation to historical levels until we can sell sufficient quantities of debentures and demand notes to provide cash to increase originations of loans and consequently increase commissions. Delinquency fees and other income were in aggregate $1.7 million and $2.1 million for fiscal years ended September 25, 2010 and 2009, respectively. This decrease is consistent with the decrease in all loan-related income components.

Gross Margin on Retail Sales

Gross margins on retail sales were $3.6 million and $5.7 million for the years ended September 25, 2010 and 2009, respectively. Margins in the consumer segment were down $0.8 million over last year while margins in the automotive segment were down $1.2 million. Sales in the consumer segment were approximately $2.2 million lower than last year while vehicle sales were down approximately $4.4 million. These decreases are consistent with the current retail industry, as economic conditions are having a negative impact on consumer spending. We do not expect to see any significant increase in retail sales in the near term, thus our margin on retail sales for fiscal year 2011 will continue to be down or possibly flat in relation to historical levels.

Operating Expenses

Operating expenses were $22.8 million and $28.3 million for the fiscal years ended September 25, 2010 and 2009, respectively. During the fiscal year ended September 25, 2010, we consolidated ten branch locations into other locations due to overlapping service coverage, primarily as a cost-saving measure. Personnel expenses were approximately $3.1 million lower than the previous year, due primarily to decreases in staffing levels and associated costs, including health insurance expenses. General and administrative expenses were down $0.6 million due to decreases in telecommunications and general office-related costs. Other operating expenses were down $1.7 million due to overall cost-saving measures implemented during the latter part of fiscal year 2009. In fiscal year 2009 we also incurred legal costs for defending and settling two lawsuits that contributed to the higher costs in fiscal year 2009 compared to fiscal year 2010.

Income Tax Benefit

Income tax benefit was $0.4 million for the fiscal year ended September 25, 2009. We increased the valuation allowance for our deferred income tax asset $4.6 million for each of the years ended September 25, 2010 and 2009, resulting in a difference between income taxes calculated using expected annual federal and state rates and actual income tax benefit.

Liquidity and Capital Resources

General

Liquidity is our ability to meet short-term financial obligations whether through collection of receivables, sales of debentures and demand notes or by generating additional funds through sales of assets to our competitors (such as our finance receivables or vehicle inventory). Continued liquidity is, therefore, largely dependent on the collection of our receivables and the sale of debt securities that meet the investment requirements of the public. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, originate new loans and ultimately attain successful operations. We believe the cash flow from our operations coupled with sales of the debentures and demand notes will be sufficient to cover our liquidity needs and cash flow requirements during 2011. However, there can be no assurance that we will sell any debentures or demand notes or that our actions to preserve cash flows will be successful.

Liquidity management refers to our ability to generate sufficient cash to fund the following primary uses of cash:

•	meet all of our debenture and demand note redemption obligations;

•	pay interest on all of our debentures and demand notes;

•	pay operating expenses; and

•	fund consumer finance loan demand and used automobile vehicle inventory.

The primary objective for liquidity management is to ensure that at all times we can meet the redemption obligations of our note holders. A secondary purpose is profit management. Because profit and liquidity are often conflicting objectives, we attempt to maximize our net interest margin by making adequate, but not excessive, liquidity provisions. To the extent we have adequate cash to meet our redemption obligations and pay interest to our note holders, we will use remaining cash to make consumer finance loans, purchase used automobile vehicle inventory and invest in other sources of potential revenues.

However, as noted elsewhere in this prospectus, we have experienced significant liquidity issues due to the lack of net sales in our debt offerings during the fiscal year ended September 25, 2009 and continuing through the year ended September 25, 2010. The recessionary economy has negatively impacted investor confidence and, on two occasions during the past two years, we temporarily suspended the offering of our debt securities to the public while we restated previously issued financial statements to correct errors detected in those statements. Due to this, to preserve cash, we tightened our risk management controls related to new loans, resulting in a decrease in gross loan originations in fiscal year 2010 of $23.5 million as compared to the prior year. We also received gross proceeds of $12.0 million from the sale of debentures while paying $14.4 million for redemption of debentures issued by us and our subsidiary, The Money Tree of Georgia Inc. Also, for the years ended September 25, 2010 and 2009, respectively, we have incurred net losses of $12,134,947 and $12,935,090, incurred negative cash flows from operating activities of $4,441,133 and $1,592,134, had a deficiency in net interest margin (net loss from interest and fees after provision for credit losses) of $851,341 and $2,783,793 and, as of September 25, 2010 and 2009, had a shareholders’ deficit of $45,908,992 and $33,774,045, respectively. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time. Consequently, our operations and other sources of funds may not provide sufficient available cash flow to meet our continued redemption obligations if the amount of redemptions continues at its current pace or we continue to suffer losses and must use funds from operations to fund redemptions.

Our obligations with respect to the debentures and demand notes are governed by the terms of indenture agreements with U.S. Bank National Association, as trustee. Under the indentures, in addition to other possible events of default, if we fail to make a payment of principal or interest under any debenture or demand note and this failure is not cured within 30 days, we will be deemed in default. Upon such a default, the trustee or holders of 25% in principal of the outstanding debentures or demand notes could declare all principal and accrued interest immediately due and payable. Since our total assets do not cover these debt payment obligations, we would most likely be unable to make all payments under the debentures or demand notes when due, and we might be forced to cease our operations. See “Risk Factors – If we default in our debenture or demand note payment obligations, the indenture agreements relating to our debentures and demand notes provide that the trustee could accelerate all payments due under the debentures and demand notes, which would further negatively affect our financial position” and “Risk Factors – We may be unable to meet our debenture and demand note redemption obligations which could force us to sell off our loan receivables and other operating assets or cease our operations.”

Changes in our liquidity position result from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of our net income, including purchases of used automobiles, electronics, furnishings and other consumer goods for resale to our customers. The primary investing activities include consumer loan originations and purchases and collections on such consumer loans. Our financing activities focus almost entirely on the sale of debentures and demand notes.

Cash and cash equivalents decreased to $2.1 million at September 25, 2010 from $2.9 million at September 25, 2009. The decrease of $0.8 million during the fiscal year ended September 25, 2010 was due to $4.4 million of net cash used in operations, primarily driven by an operating loss of $12.1 million. This was partially offset by net cash of $6.1 million provided from investing activities, as finance receivables repaid exceeded finance receivables originated by $5.3 million and we received proceeds from the sale of finance receivables of $1.0 million. $2.5 million was used in financing activities, as we redeemed approximately $14.4 million of debentures while the proceeds from the sale of debentures were $12.0 million. The cash required to fund the redemption of debentures caused us to tighten our risk management on lending and focus more on collection of finance receivables.

During 2011, we expect to continue to use a significant amount of cash to fund redemption obligations and pay interest on our securities. If we are unable to raise sufficient cash to fund these redemptions and make interest payments on outstanding debentures and demand notes, we may be forced to reduce new loans to customers. To the extent that we are required to continue using cash from operations (as opposed to net proceeds from sales of debentures and demand notes) to fund redemptions and make interest payments, we will make fewer loans to customers, which will result in a material adverse effect on our liquidity, financial condition and ability to continue as a going concern.

Below is a table showing the net effect of our cash flows from financing activities for our fiscal years ended September 25, 2010 and 2009:

	2010	2009
Senior debt – borrowing	$1,371,609	$3,959,931
Senior debt – repayments	(1,533,501)	(4,328,304)

Net	$(161,892)	$(368,373)

Demand notes – borrowing	$2,614,131	$3,002,554
Demand notes – repayments	(2,585,925)	(3,514,007)

Net	$28,206	$(511,453)

Debentures – borrowing	$11,998,141	$10,028,146
Debentures – repayments	(14,374,264)	(18,634,536)

Net	$(2,376,123)	$(8,606,390)

Cash payments for interest for the fiscal years ended September 25, 2010 and 2009 were as follows:

	2010	2009
Senior debt	$67,809	$176,312
Debentures and demand notes	7,556,075	8,826,819

Total interest payments	$7,623,884	$9,003,131

Debentures and Demand Notes

Historically, we or our subsidiary, The Money Tree of Georgia Inc., have offered debentures and demand notes to investors as a significant source of our required capital. We rely on the sale of debentures and demand notes to fund redemption obligations, make interest payments and, if excess funds are available, fund other Company working capital.

During the year ended September 25, 2010, we (1) received gross proceeds of $12.0 million from the sales of debentures, and (2) paid $14.4 million for redemption of debentures for us and our subsidiary, The Money Tree of Georgia, Inc. As of September 25, 2010, we and this subsidiary had $71.2 million of debentures and $3.2 million of demand notes outstanding compared to $73.6 million of debentures and $3.1 million of demand notes outstanding as of September 25, 2009. See “Risk Factors – Our decreased sales of Debentures and Demand Notes, along with the increased redemptions of these securities, has resulted in fewer loans being made to customers, which has significantly negatively affected our operations, financial position and liquidity.” Accrued interest payable on debentures and demand notes was $12.7 million and $13.5 million as of September 25, 2010 and 2009, respectively. This decrease is a result of the decrease in outstanding amounts of debentures during fiscal year 2010

Debentures may be redeemed at our investors’ option at the end of the interest adjustment period selected by them (one year, two years or four years) or at maturity. Demand notes may be redeemed by holders at any time.

Lack of a Significant Line of Credit

Although we have been without a significant line of credit for the past several years, we are evaluating the possibility of obtaining a line of credit or other forms of capital to meet our future liquidity needs. In fiscal year 2010, loans repaid were approximately $47.2 million. This represents approximately 81% of our average gross outstanding finance receivables during the period. The average term of our direct consumer loans is less than seven months; therefore, if we anticipate having short-term cash flow problems over the next 12 months, we could curtail the amount of funds we loan to our customers and focus on collections to increase cash flow, while continuing to explore other financing options if any are available.

We are evaluating the possibility of obtaining a line of credit for our long-term financing needs. If we fail to secure a line of credit, we will continue to be heavily reliant upon the sale of debentures and demand notes for our liquidity. If we are unable to sell sufficient debentures and demand notes for any reason and we fail to obtain a line of credit or other source of financing, our ability to meet our obligations, including our redemption obligations with respect to the debentures and demand notes, could be materially and adversely affected. Please see “Risk Factors – Our lack of a significant line of credit could affect our liquidity” and “Risk Factors –If we are unable to meet our debenture and demand note redemption obligations, and we are unable to obtain additional financing or other sources of capital, we may be forced to sell off our loan receivables and other operating assets or we might be forced to cease our operations, and you could lose some or all of your investment.”

Recent Accounting Pronouncements

Set forth below are recent accounting pronouncements that may have a future effect on operations.

In July 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” The amendments to the FASB Accounting Standards Codification™ (FASB ASC) will enhance the current disclosure requirements to assist users of financial statements in assessing an entity’s credit risk exposure and evaluating the adequacy of an entity’s allowance for credit losses. ASU 2010-20 requires entities to disclose the nature of credit risk inherent in their finance receivables, the procedure for analyzing and assessing credit risk, and the changes in both the receivables and the allowance for credit losses by portfolio segment and class. ASU 2010-20 is effective for interim and annual reporting periods ending on or after December 15, 2010. We are currently evaluating the impact, if any, this guidance will have on our consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-18, “Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset.” This ASU codifies the consensus reached in EITF Issue No. 09-I, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset.” The amendments to the FASB ASC provide that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. ASU 2010-18 is effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. We adopted this guidance on September 25, 2010 and its adoption did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued revised guidance to improve the reporting for the transfer of financial assets resulting from (1) practices that have developed since the issuance of previous guidance that are not consistent with the original intent and key requirements of that guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. These revisions to FASB ASC 860, “Transfers and Servicing,” must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

In June 2009, the FASB issued revised guidance to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. These revisions to FASB ASC 810, “Consolidation,” is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

Critical Accounting Policies

We believe our accounting and reporting policies conform with accounting polices generally accepted in the United States of America (GAAP) and predominant practice within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We believe that the determination of our allowance for credit losses involves a higher degree of judgment and complexity than our other significant accounting policies. The allowance for credit losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated credit losses. Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolios and other relevant factors. However, this evaluation is inherently subjective, as it requires material estimates including, among others, expected default probabilities, loss given default, the amounts and timing of expected future cash flows on impaired loans, and general amounts for historical loss experience. We also consider economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact earnings in future periods.

Finance receivables are considered impaired (i.e., income recognition ceases) as a result of past-due status or a judgment by management that, although payments are current, such action is prudent. Finance receivables on which payments are past due 90 days or more are considered impaired unless they are well-secured and in the process of collection or renewal. Any losses incurred from finance receivables that are impaired are charged off at 180 days past due. Related accrued interest and fees are reversed against current period income.

When a loan is impaired, interest accrued but uncollected is generally reversed against interest income. Cash receipts on impaired loans are generally applied to reduce the unpaid principal balance.

We recognize deferred tax assets and liabilities for the future tax effects of temporary differences, net operating loss carry-forwards and tax credits. Deferred tax assets are subject to management’s judgment based upon available evidence that future realization is more likely than not. If management determines that we may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

Please refer to Note 2 in the notes to our audited consolidated financial statements for details regarding our significant accounting policies.

Impact of Inflation and General Economic Conditions

Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate are generally associated with increased interest rates. A significant and sustained increase in interest rates would likely unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on our customer loans and interest rates we pay to our note holders, banks and finance companies. Inflation may also negatively affect our operating expenses.

Contractual Commitments and Contingencies

Our operations are carried on in branch office locations which we occupy pursuant to lease agreements. The leases typically provide for a lease term of five years. Please see Notes 11 and 14 in the notes to our audited consolidated financial statements for details relating to our rental commitments and contingent liabilities, respectively. Please also see “Properties” and “Certain Relationships and Related Transactions” for further discussion of our leases. Below is a table showing our contractual obligations under current debt financing and leasing arrangements as of September 25, 2010:

Contractual Obligations

	Payments Due by Period (in thousands)
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long term debt	$74,566	$19,871	$34,676	$20,019	$-
Operating leases	14,773	2,583	4,926	821	6,443

Total obligations	$89,339	$22,454	$39,602	$20,840	$6,443

BUSINESS

General

We originally incorporated in the State of Georgia in 1987 under the name The Money Tree Inc. Then, in 1995, pursuant to a corporate reorganization, we changed the name of the company to The Money Tree of Georgia Inc. and formed a new parent company called The Money Tree Inc. We have been engaged in the consumer finance business since our inception, primarily making, purchasing and servicing direct consumer loans, consumer sales finance contracts and motor vehicle installment sales contracts. Direct consumer loans are direct loans to customers for general use, which are collateralized by existing automobiles or consumer goods, or are unsecured. Consumer sales finance contracts consist of retail installment sales contracts for purchases of specific consumer goods by customers either from our branch locations or from a retail store and are collateralized by such consumer goods. Motor vehicle installment sales contracts are initiated by us or purchased from automobile dealers subject to our credit approval. Direct consumer loans and consumer sales finance contracts originate primarily in our branch office locations. As of September 25, 2010, direct consumer loans comprised 29.8%, motor vehicle installment sales contracts comprised 45.6%, and consumer sales finance contracts comprised 24.6% of the gross amount of our outstanding loans and contracts.

As of the date of this prospectus, we operate 91 consumer finance branch offices in cities located throughout Georgia, Florida, Alabama and Louisiana and two used car lots in Georgia.

We operate our business through the following wholly-owned subsidiaries: The Money Tree of Georgia Inc.; The Money Tree of Louisiana, Inc.; The Money Tree of Florida Inc.; Small Loans, Inc.; and Home Furniture Mart Inc.

Below is a map showing our branch office locations:

LOCATIONS OF THE MONEY TREE INC.

LOUISIANA

1 Alexandria 1
2 Baker
3 Baton Rouge
4 Bossier City
5 DeRidder
6 Eunice
7 Hammond
8 Houma
9 Lafayette
10 Lake Charles
11 Mansfield
12 Mansura
13 Marrero
14 Natchitoches
15 New Iberia
16 Oakdale
17 Opelousas
18 Pineville
19 Plaquemine
20 Ruston
21 Shreveport 1
22 West Monroe

29 Douglasville
30 Dublin
31 Dublin-Best Buy
32 Forest Park
33 Fort Oglethorpe
34 Gainesville
35 Garden City
36 Gray
37 LaGrange
38 Lavonia
39 Louisville
40 Macon
41 Morrow
42 Moultrie
43 Newnan
44 Rincon
45 Rome
46 Savannah
47 St. Mary's
48 Statesboro
49 Thomasville
50 Toccoa
51 Valdosta
52 West Point
53 Winder

ALABAMA

1 Abbeville
2 Alexander City
3 Bay Minette
4 Brewton
5 Clanton
6 Dothan 1
7 Greenville
8 Mobile
9 Monroeville
10 Montgomery
11 Opelika
12 Prattville
13 Roanoke
14 Sylacauga
15 Thomasville
16 Troy

We fund our loan demand through a combination of cash collections from our loans, proceeds raised from the sale of debentures and demand notes and loans from various banks and other financial institutions.

Our direct consumer loans generally serve individuals with limited access to other sources of consumer credit such as banks, savings and loans, other consumer finance businesses and credit cards. Direct consumer loans are general loans made to people who need money typically for the following purposes:

•	paying some unusual or unforeseen expense;

•	paying off an accumulation of small debts; or

•	purchasing furniture and appliances.

To the extent they are secured at all, direct consumer loans are generally secured by personal property and/or motor vehicles already owned by our customers. Automobile sales finance loans are made primarily in the Bainbridge and Dublin, Georgia locations (during the year ended September 25, 2010 the Columbus Georgia lot was closed). They are typically made in amounts from $3,000 to $30,000 on maturities of 24 to 54 months. Consumer sales finance contracts consist of retail installment sales contracts for purchases of specific consumer goods by customers either at our branch locations or at a retail store. The consumer goods purchased by the customer serve as collateral for these loans. We originate consumer sales finance contracts at our branch offices and sometimes purchase such contracts from retail dealers. These loans have maturities that typically range from three to 36 months and generally do not individually exceed $4,000 in principal amount. We generally charge the maximum interest rates allowed under applicable federal and state laws for our loans.

Prior to making a loan or purchasing a consumer sales finance contract or a motor vehicle installment sales contract, we undertake a credit investigation to determine the income, existing indebtedness, length and stability of employment, and other relevant information concerning the customer. When a loan is made, if it is secured at all, we are granted a security interest in personal property or automobiles of the borrower. In making direct consumer loans, we place emphasis upon the customer’s ability to repay rather than upon the potential resale value of the underlying collateral. In making motor vehicle installment sales and consumer sales finance contracts we place additional emphasis upon the marketability and value of the underlying collateral. See “Lending and Collection Operations” below for further discussion of collateral considerations.

Our business consists mainly of making loans to salaried people and wage earners who depend on their earnings to make their repayments. Our ability to operate on a profitable basis, therefore, depends to a large extent on the continued employment of these people and their ability to meet their obligations as they become due. As a result of the sustained recession and continued downturn in the U.S. and local economies in which we operate with resulting unemployment and continued increases in the number of personal bankruptcies, our collection ratios and profitability have been and continue to be significantly detrimentally affected. See “Risk Factors – We suffered significant credit losses in 2010 due to continued weak economic conditions, and there is no guarantee that such credit losses will not continue during this downturn in the economy or that our operations and profitability will not continue to be negatively affected.”

Below is a chart detailing the relationships of our subsidiaries.

Lending and Collection Operations

We seek to provide short-term loans to the segment of the population that has limited access to other sources of credit and is considered a higher credit risk. See “Risk Factors – Our typical customer base has ‘subprime’ credit ratings and higher than average credit risks which has resulted in increased loan defaults.” In evaluating the creditworthiness of potential customers, we primarily examine the individual’s discretionary income, length of current employment, duration of residence and credit experience. We make loans to individuals on the basis of the customer’s discretionary income and other factors and the loans are limited to amounts that we believe the customer can reasonably be expected to repay from that income. All of our new customers are required to complete standardized credit applications in person or by telephone at our local offices. We equip each of our local offices to perform immediate background, employment and credit checks. Generally, we perform loan approval at our headquarters; however, some branch managers have limited authority to approve loans up to certain amounts. When initiating a loan for a new customer, our employees verify the applicant’s employment and credit histories through telephone checks with employers or other employment references and a variety of credit services. We require substantially all new customers to submit a listing of personal property that will be pledged as collateral to secure the loan, but we do not rely on the value of such collateral in the loan approval process and typically do not perfect our security interest in collateral securing our loans by filing Uniform Commercial Code (UCC) financing statements. Instead, on many, but not all direct consumer loans, we charge a non-filing or non-recording insurance fee in connection with our direct consumer loans. These fees are equal in aggregate amount to the premiums paid by us to purchase non-filing insurance coverage from an unaffiliated insurance company. Under our non-filing insurance coverage, we are reimbursed for losses on direct consumer loans resulting from our policy of not perfecting our security interest in collateral pledged to secure the loans. However, not all losses on loans that carry this insurance qualify for a claim. Occurrences such as the pledged collateral being stolen, given away or never existing would disqualify a claim. Also, insufficient documentation of collection activity or if the debtor was unable to be located would disqualify a claim.

Non-file insurance is not available for motor vehicle installment sales contracts and consumer sales finance contracts. We must rely on the collateral securing the loan for these two products, and any recovery on such collateral is very uncertain. Accordingly, if the customer were to default in the repayment of the loan, we may not be able to recover the outstanding loan balance by resorting to the sale of collateral. If repossession and sale of the collateral occurs, the proceeds from the sale are applied to the loan as a payment and in many cases are not sufficient to pay the outstanding balance of the loan. If the remaining balance after the sale of the collateral is not recoverable through the legal process, the balance is considered a loss and is charged off. See “Provision for Credit Losses” below for further discussion of the charge-off process. Also see “Risk Factors – The collectability of our finance receivables has been severely and negatively affected by general economic conditions and we have not been able to recover the full amount of delinquent accounts by resorting to sale of collateral or receipt of non-filing insurance proceeds.”

We believe that the development and continual reinforcement of personal relationships with customers improve our ability to monitor their creditworthiness, reduce credit risk and generate repeat loans. It is not unusual for us to have made a number of loans to the same customer over the course of several years, many of which were refinanced with a new loan after two or three payments. In determining whether to refinance existing loans, we typically require loans to be current in their payments, and repeat customers are generally required to complete a new credit application if they have not completed one within the prior two years.

In the fiscal year ended September 25, 2010, approximately 37.01% of the total number of loans we made resulted from refinancing of existing loans. Refinancings accounted for approximately 25.39% of the total volume of loans we made during that period. In the fiscal year ended September 25, 2009, approximately 34.9% of the total number of loans and 19.9% of the total volume of loans we made resulted from refinancing of existing loans. A refinancing represents a new loan transaction with an existing customer in which a portion of the new loan is used to repay the balance of an existing loan and the remaining portion is advanced to the customer. We actively market the opportunity to refinance existing loans prior to maturity due to the established credit of these customers. The refinancings result in increased amounts borrowed by the customer and additional fees and income realized by us. See “Risk Factors – Risks Related to Our Business – The collectability of our finance receivables has been severely and negatively affected by general economic conditions and we have not been able to recover the full amount of delinquent accounts by resorting to sale of collateral or receipt of non-filing insurance proceeds.”

Competition

We compete with several national and regional finance companies, as well as a variety of local finance companies, in the communities in which we operate. We believe that we compete effectively in the marketplace primarily based on our emphasis on customer service and the variety of services we provide.

Customer Service Training. We believe intensive training for all employees is integral to the success of our customer service emphasis. Our branch structure includes three positions at each branch office: customer service representative; manager trainee; and branch manager. Customer service representatives meet customers, take payments and input loans. In addition, customer service representatives are responsible for soliciting additional business from existing customers who visit a branch by refinancing current loans. Manager trainees collect past due loans and solicit loans. Branch managers oversee branch operations and the loan making process. When an employee is hired, he or she is required to successfully complete a one- to two-week training course in our headquarters for the position. Branch managers attend both the customer service representative and collection training classes as well as a one-week manager training class (for a total of three weeks of training). Branch managers are also trained on location in their respective branches by one of our traveling trainers and by a regional manager. Designated employees in our headquarters also provide answers to questions by telephone that arise during the course of dealing with customers at the branch offices.

Additional Services to Customers. In addition to the loan services we provide, we offer certain services typically provided by banks or other institutions to consumers who do not have relationships with commercial banks or such other institutions. Please see the “Certain Relationships and Related Transactions” section for a discussion of conflicts and issues arising from various relationships between us, our executive officers and our affiliates. We believe that our ability to service our customers’ needs distinguishes us from most of our competitors that solely offer loan services. Listed below are a number of services offered by us in this capacity.

•

Direct Deposit. We (working in conjunction with our bank) are an approved “Authorized Payment Agent” for Social Security, Veterans Administration (VA), military and retirement benefits. We (working in conjunction with our bank) also accept direct deposit of employee payroll checks for our customers. This service allows customers to elect to receive their benefits or payroll checks at a local branch office.

•

Sale and Financing of Certain Consumer Goods. In each branch office location (or next door to the branch office in the State of Louisiana), we offer for sale certain furniture, appliances, electronics and other household items. See “Regulation and Supervision – State Laws.” We receive a mark-up for each of the products sold. In addition, we offer financing to eligible consumers desiring to finance the purchase of these consumer goods.

•

Motor Club Memberships. We offer motor club membership from Interstate Motor Club, Inc. to all customers possessing a valid driver’s license. Reimbursement benefits to members include: bail bond; emergency road service; wrecker service; emergency ambulance expense; lock and key service; emergency travel expense; and legal fees. We receive a commission on sales of motor club memberships. Interstate Motor Club, Inc. is owned by Bradley D. Bellville, our President and a director; Jefferey V. Martin, one of our directors; and two of Mr. Martin’s siblings. See “Certain Relationships and Related Transactions.”

•

Prepaid Telephone Service. We offer prepaid telephone service to all of our customers. We receive a commission for each customer who signs up for the service as well as a commission for each monthly payment collected. The telephone service is provided through Budget Phone, Inc., an unaffiliated entity.

•

Bank Draft. We offer bank draft services to all of our customers whereby amounts owed to us are automatically debited from the customer’s bank account and paid to us on a regular periodic basis. This results in ease of payment for the customer and, we believe, reduced collections costs and added predictability of cash flow.

Insurance and Other Benefits

We offer various credit and non-credit insurance products in connection with our loans. We sell insurance products as a licensed agent for a non-affiliated insurance company pursuant to certain underwriting guidelines set by the insurance company. During our fiscal year ended September 25, 2010, we earned $5.0 million in commissions from the sale of insurance products.

We offer credit life insurance, credit accident and sickness insurance and collateral protection insurance. Credit life insurance is elected by those customers who prefer to have their indebtedness covered in the event of death. Credit accident and sickness insurance is available to customers who are gainfully employed for a minimum of 30 hours per week, and provides coverage in the form of continued payments on the loan made by us in the event the customer is unable to work for a period of time. Collateral protection insurance is written to protect our security interest in certain collateral. Examples of covered collateral are automobiles, trucks, travel trailers and certain boats. When a claim is made, the insurance proceeds are payable to us and any excess is payable to the customer. This insurance pays for partial losses as well as total losses of the collateral.

We also offer non-credit accidental death and dismemberment insurance to customers. This type of insurance may have a term shorter or longer than the term of the loan and coverage may exceed the principal amount of the loan. Proceeds of claims are payable to the customers and/or their beneficiaries. Customers are not required to purchase these insurance products from us in order to obtain any other product or service provided by us. See “Regulation and Supervision – State Laws.”

Provision for Credit Losses

Provision for credit losses (sometimes known as bad debt expense) is charged against income in amounts sufficient, in the opinion of senior management, to maintain an allowance for credit losses at a level considered adequate to cover the probable losses inherent in our finance receivable portfolio. Credit loss experience, contractual delinquency of finance receivables and management’s judgment are all factors used in assessing the overall adequacy of the allowance and the resulting provision for credit losses. Charge-offs are typically determined in one of three ways. First, an account that is at least 180 days past due with no payments made within the last 180 days may be charged off. Second, an account may be determined by senior management to be uncollectible under certain circumstances, as in the event of death of the customer who did not elect to purchase credit life insurance for his loan contract or in situations when repossession and sale of collateral occurs on consumer sales finance and motor vehicle installment sales contracts and the balance is not recoverable through legal process or other methods. Third, upon receipt of a notice of bankruptcy filing from the customer, the account is charged off within 30 days.

In addition to these general means of designating an account to be charged off, branch managers may encounter other situations when charge-off is appropriate. We require that a supervisor visit each branch to review all of their accounts that are potential charge-off accounts on a monthly basis. Then each supervisor meets with the operations manager for a final review. Prior to these visits, the branch manager is responsible for ensuring that all phases of the collection process have been followed. A comprehensive charge-off checklist has been developed to help the branch manager verify that all collection activities and procedures have been followed in order to have that account charged off. Senior management reviews the charge-off checklist to determine whether an account should be charged off or whether the branch manager should undertake further collection measures for the particular account.

Direct consumer loans are charged off net of proceeds from non-filing insurance. We purchase non-filing insurance on many, but not all direct consumer loans in lieu of filing a UCC financing statement. Premiums collected are remitted to the insurance company to cover possible losses from charge-offs as a result of not recording. Should we ever discontinue our practice of purchasing non-filing insurance, the proceeds from these claims would not be available to us to offset future credit losses and additional provisions for credit losses would be required.

For consumer sales finance and motor vehicle installment sales contracts, we are granted a security interest in the collateral for which the loan was made. In the event of default, the collateral on such contracts may be repossessed at 31 to 60 days’ delinquency (roughly two payments). After repossession, the collateral is sold (typically within 30 days) according to UCC-9 disposition of collateral rules and the proceeds of the sale are applied to the customer’s account. If the likelihood of collection on a judgment is favorable, a suit is filed for the deficiency balance remaining and, if granted, garnishment and/or execution follow for collection of the balance. If the collateral is not conducive to repossession because it is in unmarketable condition, judgment is sought without repossession and sale of collateral. If collection on a judgment is not favorable, the balance of the account is charged off.

Additional information concerning our provision for credit losses can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the subheading “Analysis of Allowance for Credit Losses.”

Allowance for Credit Losses

The allowance for credit losses (a deduction from finance receivables reported on our Consolidated Balance Sheet and sometimes known as a bad debt reserve) is determined in order to reflect the risk of future charge-offs inherent in our ending finance receivables balance. Historical loss experience coupled with the levels of and trends in delinquencies are the primary factors in the determination of the allowance for credit losses. Other factors such as borrowers’ financial standing, effects of any changes in risk selection and lending policies and practices, and general economic conditions, to a lesser extent, are also considered. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations: Analysis of Allowance for Credit Losses” for a detailed discussion of this allowance and the methodology management uses in its determination.

Regulation and Supervision

Federal Laws

Our lending operations are subject to extensive federal regulation, including the Truth in Lending Act, the Equal Credit Opportunity Act and the Fair Credit Reporting Act. These laws generally require us to provide certain disclosures to prospective borrowers and protect against discriminatory lending practices and unfair credit practices.

The Truth in Lending Act requires us to make certain disclosures to our customers, including the terms of repayment, the total finance charge, the annual percentage rate charged and other information relating to the loan.

The Equal Credit Opportunity Act prohibits us from discriminating against loan applicants based on race, color, sex, age or marital status. Pursuant to Regulation B promulgated under the Equal Credit Opportunity Act, we are required to make certain disclosures regarding consumer rights and to advise consumers whose credit applications are not approved as to the reasons for the rejection.

The Fair Credit Reporting Act requires us to provide certain information to consumers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency. On December 4, 2003, President Bush signed into law the Fair and Accurate Credit Transaction Act. The FACT Act reauthorizes and amends the Fair Credit Reporting Act and permanently extends the state preemption provisions of the Fair Credit Reporting Act. The FACT Act also creates new provisions to strengthen consumer rights by addressing the problem of identity theft, as well as limit the disclosure of medical information for credit purposes.

The Federal Trade Commission (FTC) Credit Practices Rule prevents consumer lenders from using certain household goods as collateral on direct cash loans. We collateralize such loans with non-household goods such as automobiles, boats, mobile homes, and other exempt items.

We are subject to the consumer privacy provisions of the Gramm-Leach-Bliley Act and, as such, are regulated by the FTC. The GLB Act restricts or prohibits our ability to offer non-affiliated third parties access to nonpublic personal information generated by our business. While we do not currently share any such nonpublic personal information with non-affiliated third parties, we may do so in the future. Required compliance with the GLB Act and these rules, or our failure to comply with them, may increase the overall cost to us in providing our products and services and may limit potential future revenue opportunities. In addition, the GLB Act allows states to enact consumer privacy laws that may be more burdensome or restrictive than the GLB Act, the rules promulgated thereunder and other existing federal laws. The GLB Act, the FTC’s rules, or the adoption of other consumer privacy laws or regulations could have a material adverse effect on our business, financial condition and operating results.

We are subject to the USA PATRIOT Act of 2001, including Section 352 of the Money Laundering Abatement Act, reasonably expected to detect and cause the reporting of suspicious transactions in connection with the sale of debentures and demand notes by us, direct deposits made by customers and the issuance of money orders to customers. In addition to other procedures, for investments or other cash receipts greater than $10,000, we obtain a copy of a valid driver’s license or picture identification and complete the required IRS Form 8300.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) provides for a number of reforms and regulations that will affect our industry, the impact of which may not be known for several years until the legislation becomes fully effective. See “Risk Factors – The impact on us of the Dodd-Frank Act and its implementing regulations cannot be predicted at this time.”

State Laws

General

State laws require that each office in which a small loan business is conducted be licensed by the state and that the business be conducted according to the applicable statutes and regulations. The granting of a license depends on the financial responsibility, character and fitness of the applicant, and, where applicable, the applicant must show finding of a need through convenience and advantage documentation. As a condition to obtaining such license, the applicant must consent to state regulation and examination and to the making of periodic reports to the appropriate governing agencies. Licenses are revocable for cause, and their continuance depends upon compliance with the law and regulations issued pursuant thereto. We have never had any of our small loan business licenses revoked.

We are also subject to state regulations governing insurance agents. State insurance regulations require that insurance agents be licensed and limit the premium amount charged for such insurance.

Georgia Laws

Direct consumer loans we make in Georgia are subject to the Georgia Industrial Loan Act. GILA governs loans of $3,000 or less and requires that lenders, like us, who are subject to GILA not loan funds for more than 36 months and 15 days. GILA provides for a maximum rate of interest and specifies permitted additional fees that can be charged for a loan, including loan fees, maintenance fees and late fees. Under GILA, a lender may also sell certain types of insurance. GILA permits us to charge and collect from our customers premiums actually paid for insurance obtained for the customer, provided that the insurance is reasonably related to the type and value of the property issued and the amount and term of the loan, and further provided that the insurance is obtained through an insurance company authorized to do business in Georgia and through a regular insurance agent licensed by the state insurance commissioner.

We also make a comparatively small number of direct consumer loans for amounts greater than $3,000 and for a longer period than 36 months and 15 days. These loans are not subject to GILA restrictions, but are made at an open, negotiated rate which, along with other terms of the loan, is subject only to the general Georgia usury laws.

In connection with the sale and financing of motor vehicles, we are generally subject to the Georgia Motor Vehicle Sales Financing Act. MVSFA requires, among other things, that certain content and notices be present in contracts and regulates the specific manner of execution and delivery of contracts. MVSFA also regulates related insurance purchased, the amount of certain finance charges, the treatment of prepayment and recovery of deficiencies in repossession cases.

Louisiana Laws

We are registered as a non-depository licensed lender in Louisiana. Direct consumer loans and sales finance loans we make in Louisiana are governed by the Louisiana Consumer Credit Law. The Louisiana Office of Financial Institutions regulates the Louisiana Consumer Credit Law. The Louisiana Consumer Credit Law generally regulates consumer loans made in Louisiana and provides for maximum rates of interest that may be charged based upon outstanding loan balance (the higher the loan balance the less the interest rate allowed to be charged). The Louisiana Consumer Credit Law specifies the permitted additional fees that may be charged in connection with a loan, including loan fees, maintenance fees and late fees. The Louisiana Consumer Credit Law allows us to request or require our customers to provide insurance in connection with consumer credit transactions. However, the maximum rates to be charged for such insurance are set by statute. The Louisiana Consumer Credit Law prevents us from displaying or selling merchandise at our branch office locations and requires that the space in which we make our consumer loans be separated from any location in which we display or sell merchandise by walls that may be broken only by a passageway in which the public does not have access.

Alabama Laws

Direct consumer loans and sales finance loans we make in Alabama are governed by the Alabama Consumer Credit Act and the regulations promulgated thereunder, also referred to as the Mini-Code. The Alabama State Banking Department, Bureau of Loans regulates the Mini-Code. The Mini-Code governs loans of $2,000 or less and provides for maximum finance charges depending on the loan balance and specifies permitted additional fees that may be charged for a loan, including loan fees, maintenance fees and late fees. Furthermore, the Mini-Code requires that we refund or credit certain unearned finance charges when a customer renews or extends a loan. The Mini-Code also requires that loans of less than $1,000 be repaid in substantially equal installments at periodic intervals over a period of not more than 36 months and 15 days for amounts financed of more than $300 and 24 months and 15 days for amounts financed of $300 or less. The Mini-Code permits us to charge and collect insurance premiums from our customers so long as the insurance is offered and written by a licensed insurance company authorized to do business in Alabama. However, the maximum rates to be charged for such insurance are set by statute. The Mini-Code also requires us to obtain the prior written approval of the State Banking Department prior to conducting any other business on the premises.

We also make a small number of consumer loans for amounts greater than $2,000 in Alabama. Such loans are not subject to the Mini-Code, but are made at an open, negotiated rate which, along with other terms of the loan, is subject only to the general Alabama usury laws.

Florida Laws

Direct consumer loans and sales finance loans we make in Florida are governed by the Florida Consumer Finance Act and are regulated by the Florida Department of Banking and Finance. The Florida Consumer Finance Act generally governs loans of less than $25,000 and provides for maximum rates of interest depending upon the loan balance and specifies permitted additional fees that may be charged for a loan, including loan fees, maintenance fees and late fees. The Florida Consumer Finance Act permits us to charge and collect insurance premiums from our customers so long as they are provided under a group or individual insurance policy which complies with the insurance laws of the State of Florida.

Properties

As of the date of this prospectus, we lease all 91 of our branch office locations, the two used car lots and our corporate headquarters in Bainbridge, Georgia. Martin Family Group, LLLP owns and leases to us the real estate for thirteen of these branch office locations, one used car lot and our corporate headquarters. A former shareholder is the president of Martin Investments, Inc. which is the managing general partner of Martin Family Group LLLP. In addition, Martin Sublease, L.L.C. leases from the owners, and subleases to us, 37 of these branch office locations, one used car lot, and one auto finance collection office. See “Certain Relationships and Related Transactions.”

Legal Proceedings

As of the date of this prospectus, neither we nor any of our officers or directors is a party to, and none of our property is presently the subject of, any pending or threatened legal proceeding or proceeding by a governmental authority that could have a material adverse effect on our business. We are a party to litigation and other contingent assets and liabilities arising in the normal course of business.

Employees

As of September 25, 2010, we had 296 full-time employees and four part-time employees. We do not have employment agreements with any of our employees.

MANAGEMENT

Directors and Officers

The following individuals are our officers and directors. All of the officers and directors may be contacted at our address and telephone number. Their positions and business experience are described below:

Name	Age	Position with Company
Jefferey V. Martin	47	Director
Bradley D. Bellville	44	President and Chairman of the Board of Directors
Steven P. Morrison	52	Chief Financial Officer
D. Michael Wallace	42	Vice President – Administration
Clayton Penhallegon	75	Second Vice-President – Investments
Dellhia “Cissie” Franklin	54	Vice President – Customer Service
Karen V. Harrell	51	Vice President – Investments
Jennifer L. Ard	34	Corporate Secretary

Jefferey V. Martin became a member of the Board of Directors in February 2008. Since October, 1998, Mr. Martin has served as a loan approver in our centralized loan approval department. He is the son of our founder, the late Vance R. Martin. For 11 years prior to joining the Company, Mr. Martin worked in quality control in Columbus, Georgia for Pratt & Whitney, a designer, manufacturer and servicer of aircraft engines, industrial gas turbines and space propulsion systems. Mr. Martin attended Columbus Technical Institute. Mr. Martin’s years of experience as a loan approver in the Company, his extensive loan experience and his long term commitment to the Company led to the conclusion that he should serve as a director of the Company.

Bradley D. Bellville became our President in August 2007 and was elected Chairman of the Board of Directors in February 2008. He is responsible for the day-to-day responsibilities of running the Company and its strategic direction. Mr. Bellville previously served as our Vice President from 2005 to August 2007, and Vice President – Operations from 1997 to 2005. For the six years prior to 1997, Mr. Bellville held the positions of regional manager, trainer, collector, and branch manager with us. Mr. Bellville received a Bachelor of Business Administration degree in Marketing from Valdosta State University in 1990. Mr. Bellville is a member of the Keep Decatur County Beautiful Board of Directors and the Bainbridge College Foundation Board of Trustees. Mr. Bellville’s background as the President and former Vice President of the Company, his knowledge of the Company’s business from holding every position with the Company in his 20 years with the Company and his long term commitment to the Company led to the conclusion that he should serve as a director of the Company.

Steven P. Morrison became our Chief Financial Officer in 2006. He previously served as our Controller from 2000 to 2006. From 1997 to 2000, Mr. Morrison served as Atlanta Area Controller of Loomis, Fargo & Co., a national armored car service company, where his duties included management of the accounting functions and supervision of the accounting staff for the Atlanta service area. Mr. Morrison received a Bachelor of Business Administration degree from Georgia State University in 1983.

D. Michael Wallace became our Vice President – Administration in August 2007. In this capacity, his duties include oversight of the entire loan department in all four states. Mr. Wallace previously served as our Assistant Vice President – Administration from December 2005 to August 2007, where his duties included assisting the Vice President with oversight of the operations for all company locations, including collections for all branch offices. He also assisted in managing the tax program operations conducted by Cash Check. For the nine years prior to 2005, Mr. Wallace held positions of regional manager and branch manager with our company.

Clayton Penhallegon became Second Vice President – Investments in 2002. Mr. Penhallegon’s duties include traveling to each branch to ensure compliance with company policy regarding the investment program. Mr. Penhallegon began serving as the Executive Director of the Decatur County United Way in 2001. Mr. Penhallegon was in retirement for the two years prior to his becoming Executive Director of the United Way. From 1972 to 1999, Mr. Penhallegon was Executive Director of Georgia Industries for the Blind in Bainbridge, Georgia, under the State of Georgia Department of Labor and has served on the Board of the National Industries For The Blind. Mr. Penhallegon received a bachelor’s degree in Industrial Engineering from Auburn University in 1959 and a master’s degree in Business Administration from the University of Georgia in 1972. Mr. Penhallegon also holds a Certified Public Manager certificate from the University of Georgia Institute of Government. Mr. Penhallegon is a Past President of the Bainbridge-Decatur County Chamber of Commerce, Bainbridge Rotary Club and Georgia Society of Certified Public Managers and Past Chairman of the Board of the Georgia Society of Certified Public Managers.

Dellhia “Cissie” Franklin became Vice President – Customer Service in 2002. Her duties include responsibility for all investor contacts and questions, coordination of branch personnel training for investments and oversight of all company advertising. Ms. Franklin previously held the positions of Assistant Vice President – Investments, Loan Approver Assistant and Collector. Her past duties with us have included collections and follow-up of approved loan customers. Ms. Franklin is a Past Assistant Vice President of the Bainbridge Junior Woman’s Club and a past scout leader.

Karen V. Harrell became our Vice President – Investments in March 2007. Ms. Harrell previously served as our Treasurer from 2005 to 2007, and prior to that, Assistant Corporate Secretary from 2001 until December 2005. She is responsible for the oversight of the funds and securities of the Company, including the software and administration of securities. Ms. Harrell also serves as our Lease Administrator. From 1992 to 2001, Ms. Harrell served as Executive Secretary to the President and Assistant Treasurer. From 1982 to 1991, Ms. Harrell served as Textile Manager’s Secretary, Industrial Engineering Secretary and Plant Manager’s Secretary at Amoco Fabrics and Fibers Company in Bainbridge, Georgia. During her employment with Amoco, she served as an officer for the Credit Union Board of Directors for two years.

Jennifer L. Ard was appointed Corporate Secretary in 2008. Ms. Ard’s duties include oversight of loan licensing, insurance and banking relationships for the Company. Ms. Ard previously held the positions of Assistant Treasurer with us from 2000 to 2001, Treasurer from 2001 to 2004, Assistant Corporate Secretary from 2005 to 2008 and Vice-President – Individual Retirement Accounts from 2004 to 2009. She has been employed by us since 1999 and prior to that time was primarily a college student. Ms. Ard received a Bachelor of Business Administration degree in Management from Valdosta State University in 1999.

The term of office of each officer expires when a successor is elected and qualified. There is no arrangement or understanding between any officer and any other person pursuant to which the officer was selected. Our directors are not compensated by us in their capacity as directors. Each of the above officers also serves on our Policy Board which meets quarterly and creates and implements our policies and procedures and growth plans.

Indemnification

Pursuant to our Articles of Incorporation and the authority granted in Section 14-2-851 of the Official Code of Georgia Annotated, we have agreed to indemnify our officers and directors against any expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually or reasonably incurred by them in any action, suit or proceeding brought or threatened to be brought against them by reason of the fact that they were our officer or director if they acted in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning the annual and long-term compensation paid or accrued by us and our subsidiaries to or on behalf of our Named Executive Officers.

Name and Principal Position	Fiscal Year	Salary (1)		Bonus (2)		All Other Compensation (3)		Total
Bradley D. Bellville, President and Chairman	2010 2009	$ $	258,500 237,500	$ $	1,750 7,219	$ $	5,984 9,501	$ $	266,234 254,220
Natasha J. Wood, General Counsel	2010 2009	$ $	131,520 130,123	$ $	10,069 7,510		- -	$ $	141,589 137,633
Claud Haynes, Operations Manager	2010 2009	$ $	107,098 104,736	$ $	17,241 34,472		- -	$ $	124,339 139,208

(1)	The salary amounts shown are equal to the gross salary amounts that were paid to the Named Executive Officers during fiscal year 2010. As yearly salary increases are given, where appropriate, on the anniversary of the employee’s hire date, the salary reported may include a portion of the Named Executive Officer’s previous annual base salary and his or her current annual base salary.
(2)	This amount includes both performance-based bonuses and commissions paid to Mr. Haynes by Home Furniture Mart Inc., a subsidiary of The Money Tree Inc.
(3)	The details of “All Other Compensation” are set forth below:

All Other Compensation

Name	Fiscal Year	Company Vehicle		Medical Insurance		Country Club Membership		Life Insurance		Total
Bradley D. Bellville	2010 2009	$ $	1,768 5,300	$ $	1,794 1,811	$ $	1,899 1,886	$ $	523 504	$ $	5,984 9,501

Employment Agreements

We do not have any employment agreements with any of our Named Executive Officers.

Compensation of Directors

Directors do not receive any compensation for their services as directors. The board of directors has the authority to fix the compensation of directors. No amounts have been paid to, or accrued to, directors in such capacity.

PRINCIPAL SHAREHOLDERS

On August 2, 2010, Bradley D. Bellville, our President and current Chairman, purchased a controlling equity interest in us. Mr. Bellville purchased 1,962 shares of our Class A voting common stock and 8,954 shares of our Class B non-voting common stock, which represents 73.05% and 33.34%, respectively, of the total of such shares outstanding. Mr. Bellville purchased the shares from the Vance R. Martin GST Exempt Family Trust (the “Vance R. Martin Family Trust”) f/b/o W. Derek Martin, our former Chairman and the son of our founder. The remainder of our outstanding shares are held by the Vance R. Martin Family Trust f/b/o Jefferey V. Martin, one of our directors and the son of our founder, and f/b/o Grace M. Johnston, the daughter of our founder. See “Certain Relationships and Related Transactions” and “Risk Factors – Risks Related to Our Business – We are controlled by Bradley D. Bellville and do not have any independent board members overseeing our operations.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our officers also serve as the officers of certain of our subsidiaries, and our directors also serve as the directors of each of our subsidiaries. We may be subject to various conflicts of interest in our relationships with Messrs. Bellville and Martin and their other business enterprises. The following is a description of transactions and relationships between us, our executive officers and our directors and each of their affiliates.

Bradley D. Bellville, our President and Chairman of the Board of Directors, owns 40% of the outstanding stock of Interstate Motor Club, Inc. and each of Vance R. Martin’s three children, including Jefferey V. Martin, a director, owns 20%. Interstate Motor Club, Inc. pays us a commission for each membership sold pursuant to an Agency Sales Agreement. During the fiscal year ended September 25, 2010, we received $1.4 million in commissions pursuant to the Agency Sales Agreement.

Martin Family Group, LLLP owns the real estate of thirteen branch offices, one used car lot, and our principal executive offices. Jefferey V. Martin, a director, beneficially owns a limited partnership interest in Martin Family Group, LLLP. Our former sole director, W. Derek Martin, is the president of Martin Investments, Inc. which is the managing general partner of Martin Family Group, LLLP. We have entered into lease agreements whereby rent is paid monthly for use of these locations. In addition, Martin Sublease LLC, which is controlled by Martin Investments, Inc., leases, and then subleases to us, another 37 branch office locations, one auto finance collection office, and one used car lot for amounts greater than are paid in the underlying leases. This spread is generally used to cover property operating costs or improvements made directly by these entities. In the opinion of management, rates paid for these subleases are comparable to those obtained from third parties. During the fiscal year ended September 25, 2010, we paid $1.9 million in rent pursuant to these leases and subleases.

DESCRIPTION OF DEBENTURES

The Debentures will be issued under an amended and restated indenture dated as of September 20, 2005 between us and U.S. Bank National Association, as trustee. We do not have any previous relationship with the trustee. The indenture has been filed as an exhibit to the registration statement. You can also obtain a copy of the indenture from us. We have summarized all parts of the indenture that are material to the Debentures. The summary is not complete, and you should read the indenture for provisions that may be important to you.

The Debentures are registered and issued without coupons in series form. Any amount of any series may be issued. There is no limit on the principal amount of Debentures of any series. We may change the interest rates and the maturities of the Debentures and of any prior or subsequent series that may be offered, provided that no such change shall affect any Debenture of any series issued prior to the date of change. We may, at our discretion, limit the maximum amount any investor or related investors may maintain in outstanding Debentures.

The Debentures are our direct obligations but are not secured. Principal and interest are payable at our executive offices in Bainbridge, Georgia. The Debentures are executed by us and authenticated and delivered to the purchaser by us.

The total aggregate maximum principal amount of the Debentures offered under this prospectus is $75,000,000. A minimum initial investment of $500 is required.

Established Features of Debentures

The Debentures are issued and dated as of the date when purchased. The interest for a Debenture is compounded daily and is payable at any time at your request. This request may be made to us by phone, mail or in person at our executive offices in Bainbridge, Georgia. The Debentures mature four years from date of issuance and will be automatically extended for one additional four-year term, unless submitted for redemption by you prior to 15 days after maturity, as described in “Extension After Maturity.”

Each calendar month we will establish various purchase amounts with varying interest rates and interest adjustment periods for each purchase amount. The purchase amount and the interest adjustment period thereby established are maintained for the term of the Debenture. The interest rate at which the Debenture is sold is set only for the initial interest adjustment period.

We offer the Debentures with interest adjustment periods ranging from one year to four years (one year, two years or four years) during which times the interest rate does not vary. The interest adjustment period also sets the period during which redemption of the Debenture may only be made at our discretion. For example, if you select a one-year “interest adjustment period,” the corresponding interest rate will be locked in for one year, and you will not be able to redeem the Debenture at your option until the end of this one-year period without our consent and you will incur a 180-day interest penalty (which means that you will forfeit in principal and interest that amount equal to the interest accrued during the last 180 days of the interest adjustment period).

At the end of each interest adjustment period, the interest rate will automatically adjust to the then-current rate offered for that interest adjustment period. At such time, interest rates will at least be equal to the formula under the Minimum Rate subject to the Ceiling set forth in the table below:

Debenture	Minimum Rate	Ceiling
1 Year	Prime Rate minus 4.0%	9.5%
2 Year	Prime Rate minus 3.5%	10.0%
4 Year	Prime Rate minus 2.0%	11.0%

The Prime Rate shall be the prime rate published by The Wall Street Journal. As of December 25, 2010, the Prime Rate was 3.25%. However, particularly in this uncertain economy, interest rates may fluctuate greatly, and the Prime Rate at the end of your chosen interest adjustment period of one, two or four years may be significantly higher or lower. We will notify you by mail of the new interest rate at least 20 days prior to the end of each interest adjustment period. The new interest rate will be the same interest rate that is applicable to all new Debentures being offered during the same month and at the same terms, unless the interest rate is required to be adjusted pursuant to the formula above. Subject to the above formula requirements, we will determine the new interest rate. If you elect to retain the Debenture at the new rate, no action is required by you, as the new rate will become effective as of the first day of the interest adjustment period. If you elect not to accept the new rate, you can require us to redeem the Debenture without penalty as of the end of the previous interest adjustment period by giving us notice of such redemption within 10 days after the end of the interest adjustment period. See “Redemption at Request of Holder Prior to Maturity.”

Debentures with the current established features are available for each calendar month. The current established features are applicable to all Debentures sold by us during that month. We intend to publish this information in a newspaper of general circulation, and in addition, such information may be obtained directly from our website at www.themoneytreeinc.com or by calling our executive offices in Bainbridge, Georgia at (877) 468-7878 (toll free) or (229) 248-0990 (in Georgia). We will also file with the SEC a Rule 424(b)(2) prospectus supplement setting forth the established features upon any change in the established features.

Subordination

Our obligation to repay the principal of and make interest payments on the Debentures is subordinate in right of payment to all senior debt. This means that if we are unable to pay our debts, when due, all of the senior debt would be paid first, before any payment of principal or interest would be made on the Debentures.

The term “senior debt” means all of our debt created, incurred, assumed or guaranteed by us, except debt that by its terms expressly provides that such debt is not senior in right of payment to the Debentures. Debt is generally any indebtedness, contingent or otherwise, in respect of borrowed money, or evidenced by bonds, notes, debentures or similar instruments or letters of credit and shall include any guarantee of any such indebtedness. Senior debt includes, without limitation, all of our bank and finance company debt and any line of credit we may obtain in the future. Neither the Debentures nor the Demand Notes are senior debt. Any intercompany debt that may be owed by us to any affiliate or subsidiary shall not be considered senior debt. Because The Money Tree of Georgia Inc. is one of our subsidiaries, the Debentures are effectively subordinate to the demand notes and debentures previously issued by this subsidiary. See “Risk Factors – Risks Related to Our Offering – Payment of interest and principal on the Debentures is effectively subordinate to the payment of the secured and unsecured creditors of our subsidiaries, including holders of debentures and demand notes issued by The Money Tree of Georgia Inc.”

Priority

The Debentures have the same priority as all of our other subordinated unsecured general obligations, including the Demand Notes. We may at any time borrow money from a lending institution on a secured or unsecured basis that would have priority over the Debentures.

Redemption by Us Prior to Maturity

We may redeem any Debenture at any time prior to maturity for a redemption price equal to the principal amount plus any unpaid interest thereon to the date of redemption. We will notify holders of Debentures whose Debentures are to be redeemed not less than 30 nor more than 60 days prior to the date fixed for redemption.

Redemption at Request of Holder Prior to Maturity

Subject to the subordination provisions, at your written request, we will redeem any Debenture at the end of any interest adjustment period without penalty for a redemption price equal to the principal amount plus any unpaid interest thereon to the date of redemption. See “Established Features of Debentures.”

At your written request, we may, at our sole option, redeem any Debenture during any interest adjustment period for a redemption price equal to the principal amount plus unpaid interest equal to the stated rate of interest minus a penalty in an amount equal to the interest earned over the last 180 days immediately prior to the redemption date. The penalty will be taken first from any interest accrued but not yet paid on the Debenture, and to the extent such accrued interest does not cover the entire penalty amount, the remainder of the penalty amount shall be reduced from the principal amount of the Debenture.

All redemptions will be made at our executive offices at 114 South Broad Street, Bainbridge, Georgia, 39817, either in person or by mail.

Extension After Maturity

The maturity of a Debenture will be automatically extended from the original maturity date for a period equal to the original term of such Debenture, unless the holder submits the Debenture for redemption at maturity by notifying us prior to 15 days after the maturity date or we send the holder of a Debenture notice of our intention to tender the amount due the holder prior to 15 days after maturity. We will provide you notice of the maturity date of your Debenture at least 30 days prior to the maturity date and inform you that your Debenture will be automatically extended unless you notify us otherwise. At this time, we will also provide you with an updated prospectus. In the event of such an extension, all provisions of the Debenture will remain unchanged with the exception of the interest rate, which will be changed in accordance with the interest adjustment provision. The interest adjustment period sets the period during which redemption of the Debenture may only be made at our discretion. For example, if the extended Debenture has a one-year interest adjustment period, the corresponding interest rate will be locked in for one year and you will not be able to redeem the Debenture at your option until the end of this one-year period without our consent and you will incur a 180-day interest penalty (which means that you will forfeit in principal and interest that amount equivalent to the interest accrued during the last 180 days of the interest adjustment period). In no event may the maturity of a Debenture be automatically extended more than once.

No Restrictions on Additional Debt or Business

The indenture does not restrict us from issuing additional securities or incurring additional debt, including senior debt or other secured or unsecured obligations, or restrict the manner in which we conduct our business.

Modification of Indenture

We, together with the trustee, may modify the indenture at any time with the consent of the holders of not less than a majority in principal amount of the Debentures that are then outstanding. However, we and the trustee may not modify the indenture without the consent of each holder affected if the modification:

•	reduces the principal or rate of interest, changes the fixed maturity date or time for payment of interest, or waives any payment of interest on any Debenture;

•	reduces the percentage of Debenture holders whose consent to a waiver or modification is required;

•	affects the subordination provisions of the indenture in a manner that adversely affects the rights of any holder; or

•	waives any event of default in the payment of principal or interest on any Debenture.

Without action by you, we and the trustee may amend the indenture or enter into supplemental indentures to clarify any ambiguity, defect or inconsistency in the indenture, to provide for the assumption of the Debentures by any successor to us, to make any change to the indenture that does not adversely affect the legal rights of any Debenture holders, or to comply with the requirements of the Trust Indenture Act of 1939. We will give written notice to you of any amendment or supplement to the indenture or Debentures.

Place, Method and Time of Payment

We will pay principal and interest on the Debentures at our principal executive offices or at such other place as we may designate for that purpose; provided, however, that if we make payments by check, they will be mailed to you at your address appearing in the Debenture register maintained by the registrar. Any payment of principal and interest that is due on a non-business day will be payable by us on the next business day immediately following that non-business day.

Events of Default

An event of default is defined in the indenture as follows:

•	a default in payment of principal or interest on the Debentures when due or payable if such default has not been cured for 30 days;

•	our becoming subject to certain events of bankruptcy or insolvency; or

•

our failure to comply with any agreements or covenants in or provisions of the Debentures or the indenture if such failure is not cured or waived within 60 days after we have received notice of such failure from the trustee or from the holders of at least a majority in principal amount of the outstanding Debentures.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then-outstanding Debentures may declare the principal and accrued interest on all outstanding Debentures due and payable. If such a declaration is made we are required to pay the principal and interest on all outstanding Debentures immediately, so long as the senior debt has not matured by lapse of time, acceleration or otherwise. We are required to file annually with the trustee an officer’s certificate that certifies the absence of defaults under the terms of the indenture. We are also required to file with the trustee and the paying agent prompt notice of an event of default under the indenture and any default related to any senior debt.

The indenture provides that the holders of a majority of the aggregate principal amount of the Debentures at the time outstanding may, on behalf of all holders, waive any existing event of default or compliance with any provision of the indenture or the Debentures, except a default in payment of principal and interest on the Debentures or an event of default with respect to a provision that cannot be amended without the consent of each affected holder. In addition, the trustee may waive an existing event of default or compliance with any provision of the indenture or Debentures, except in payments of principal and interest on the Debentures, if the trustee in good faith determines that a waiver or consent is in the best interests of the holders of the Debentures.

If an event of default occurs and is continuing, the trustee is required to exercise the rights and duties vested in it by the indenture and to use the same degree of care and skill as a prudent person would exercise under the circumstances in the conduct of his or her affairs. The trustee, however, is under no obligation to perform any duty or exercise any right under the indenture at the request, order or direction of Debenture holders unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the Debentures at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The indenture effectively limits the right of an individual Debenture holder to institute legal proceedings in the event of our default.

Satisfaction and Discharge of Indenture

The indenture may be discharged upon the payment of all Debentures outstanding thereunder or upon deposit in trust of funds sufficient for such payment and compliance with certain formal procedures set forth in the indenture.

Reports

We plan to file annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three fiscal quarters of each fiscal year with the SEC while the registration statement containing this prospectus is effective and as long thereafter as we are required to do so. Copies of such reports will be sent to any Debenture holder upon written request.

Service Charges

We reserve the right to assess service charges and fees for issuing Affidavits of Lost Debentures to replace lost or stolen Debentures, to transfer or assign Debentures, or to issue a replacement interest payment check.

Transfer

You may not transfer any Debenture until the registrar has received, among other things, appropriate endorsements and transfer documents and any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer any Debenture for a period beginning 15 days before the date notice is mailed of the redemption or the maturity of such Debenture and ending on the redemption of such Debenture or 21 days after the maturity date of the Debenture, as appropriate.

Concerning the Trustee

The indenture contains certain limitations on the trustee’s right, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property with respect to any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires certain conflicting interests and if any of the indenture securities are in default, it must eliminate such conflict or resign.

PLAN OF DISTRIBUTION

We are offering up to $75,000,000 in aggregate principal amount of the Debentures. We will offer the Debentures through our designated selling officer, without an underwriter or agent and on a continuous basis. Dellhia “Cissie” Franklin, our Vice President – Customer Service, is the designated selling officer for the Debentures. If Ms. Franklin becomes unavailable, another executive officer will be appointed. Our designated selling officer will meet the requirements of Rule 3a4-1(a)(1), (2), (3) and (4)(ii) of the Securities Exchange Act of 1934, in that:

1. Ms. Franklin is not currently, nor will she be at the time of her participation in the offering, subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934;

2. Ms. Franklin will not be compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3. Ms. Franklin will not be, at the time of her participation, an associated person or a broker/dealer; and

4. Ms. Franklin (A) primarily performs substantial duties for or on behalf of us otherwise than in connection with transactions in securities; (B) is not, and has not been, a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) has not participated in selling an offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1.

We intend to market the offering primarily by placing advertisements in local newspapers, purchasing roadway sign advertisements and placing signs in our branch office locations in states in which we have properly registered the offering or qualified for an exemption from registration. We may also make oral solicitations in limited circumstances and use other methods of marketing the offering, all in compliance with applicable laws and regulations, including securities laws. We also intend to have certain information relating to our offerings available on our website at www.themoneytreeinc.com. However, the information contained on this website is not part of this prospectus. While branch office personnel would be happy to provide you with a prospectus and may accept your investment check and documentation, they are not allowed to answer any substantive questions about your investment. If you have any questions about the offering of the Debentures or this prospectus or need additional information, please call our executive office at (877) 468-7878 (toll free) or (229) 248-0990 (in Georgia).

Prospective investors will be required to complete an application and purchaser suitability questionnaire prior to investing in the Debentures. We reserve the right to reject any subscription. If we accept an investment, you should not assume that the Debentures are a suitable and appropriate investment for you.

You will not know at the time of investment whether we will be successful in completing the sale of any or all of the Debentures. We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, investments previously received will be irrevocable and no funds will be refunded.

The Debentures are not listed on any securities exchange, and there is no established trading market for the Debentures.

LEGAL MATTERS

The validity of the Debentures being offered by this prospectus will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Atlanta, Georgia.

EXPERTS

The consolidated financial statements appearing in this prospectus and registration statement have been audited by Carr, Riggs & Ingram, LLC, an independent registered public accounting firm, to the extent and for the periods indicated in their report appearing elsewhere herein and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the Debentures offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the Debentures sold in this offering, refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement.

A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and schedules thereto.

As a result of the offering, we are subject to the full informational requirements of the Securities Exchange Act of 1934. We will continue to fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC.

[Remainder of page intentionally left blank]

Report of Independent Registered Public Accounting Firm

To the Directors and Shareholders

The Money Tree Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of The Money Tree Inc. and subsidiaries (the “Company”) as of September 25, 2010 and 2009, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the years in the two-year period ended September 25, 2010. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Money Tree Inc. and subsidiaries as of September 25, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended September 25, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for the year ended September 25, 2010 have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses from operations and negative cash flows from operating activities and has a net shareholders’ deficit that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The consolidated financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

/s/ Carr, Riggs & Ingram, LLC

Tallahassee, Florida

December 23, 2010

The Money Tree Inc. and Subsidiaries

Consolidated Balance Sheets

September 25,	2010	2009

Assets

Cash and cash equivalents	$2,115,538	$2,921,777
Finance receivables, net	35,448,066	47,356,095
Other receivables	492,696	716,661
Inventory	1,201,953	2,201,966
Property and equipment, net	3,369,242	4,226,555
Other assets	598,286	1,831,146

Total assets	$43,225,781	$59,254,200

Liabilities and Shareholders’ Deficit

Liabilities
Accounts payable and other accrued liabilities	$1,835,034	$2,489,269
Accrued interest payable	12,733,503	13,462,931
Demand notes	3,174,913	3,146,707
Senior debt	164,625	326,517
Variable rate subordinated debentures	71,226,698	73,602,821

Total liabilities	89,134,773	93,028,245

Commitments and contingencies (see Notes 11 and 14)

Shareholders’ deficit
Common stock:
Class A voting, no par value; 500,000 shares authorized, 2,686 shares issued and outstanding	1,677,647	1,677,647
Class B non-voting, no par value; 1,500,000 shares authorized, 26,860 shares issued and outstanding	-	-
Accumulated deficit	(47,586,639)	(35,451,692)

Total shareholders’ deficit	(45,908,992)	(33,774,045)

Total liabilities and shareholders’ deficit	$43,225,781	$59,254,200

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Operations

Years ended September 25,	2010	2009

Interest and fee income	$11,807,508	$15,589,074
Interest expense	(6,976,265)	(7,611,185)

Net interest and fee income before provision for credit losses	4,831,243	7,977,889
Provision for credit losses	(5,682,584)	(10,761,682)

Net loss from interest and fees after provision for credit losses	(851,341)	(2,783,793)
Insurance commissions	5,032,468	8,354,410
Commissions from motor club memberships from company owned by related parties	1,371,284	1,601,482
Delinquency fees	1,325,813	1,561,013
Other income	401,153	529,541

Net revenue before retail sales	7,279,377	9,262,653

Retail sales	9,418,891	16,019,081
Cost of sales	(5,840,077)	(10,365,638)

Gross margin on retail sales	3,578,814	5,653,443

Net revenues	10,858,191	14,916,096

Operating expenses
Personnel expense	(12,677,870)	(15,732,538)
Facilities expense	(3,881,025)	(3,981,370)
General and adminstrative expenses	(2,454,029)	(3,062,752)
Other operating expenses	(3,793,408)	(5,501,562)

Total operating expenses	(22,806,332)	(28,278,222)

Net operating loss	(11,948,141)	(13,362,126)
Loss on sale of property and equipment	(186,806)	(10,497)

Loss before income tax benefit	(12,134,947)	(13,372,623)
Income tax benefit	-	437,533

Net loss	$(12,134,947)	$(12,935,090)

Net loss per common share, basic and diluted	$(410.71)	$(437.79)

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Deficit

	Common Stock

	Class A Voting		Class B Non-voting			Total
	Shares	Stated Value	Shares	Stated Value	Accumulated Deficit	Shareholders’ Deficit

Balance at September 25, 2008	2,686	$1,677,647	26,860	-	$(22,516,602)	$(20,838,955)

Net loss	-	-	-	-	(12,935,090)	(12,935,090)

Balance at September 25, 2009	2,686	1,677,647	26,860	-	(35,451,692)	(33,774,045)

Net loss	-	-	-	-	(12,134,947)	(12,134,947)

Balance at September 25, 2010	2,686	$1,677,647	26,860	$-	$(47,586,639)	$(45,908,992)

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended September 25,	2010	2009

Cash flows from operating activities
Net loss	$(12,134,947)	$(12,935,090)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for credit losses	5,682,584	10,761,682
Depreciation	751,249	880,119
Amortization	254	4,524
Loss on sale of property and equipment	186,806	10,497
Change in assets and liabilities:
Other receivables	223,965	240,091
Inventory	1,000,013	965,055
Other assets	1,232,606	662,535
Accounts payable and other accrued liabilities	(654,235)	(789,601)
Accrued interest payable	(729,428)	(1,391,946)

Net cash used in operating activities	(4,441,133)	(1,592,134)

Cash flows from investing activities
Finance receivables originated	(41,882,200)	(58,340,423)
Finance receivables repaid	47,155,682	59,934,161
Purchase of property and equipment	(185,298)	(706,512)
Proceeds from sale of property and equipment	104,556	495,530
Proceeds from sale of finance receivables	951,963	76,069

Net cash provided by investing activities	6,144,703	1,458,825

Cash flows from financing activities
Net proceeds (repayments) on:
Senior debt	(161,892)	(368,373)
Demand notes	28,206	(511,453)
Proceeds-variable rate subordinated debentures	11,998,141	10,028,146
Payments-variable rate subordinated debentures	(14,374,264)	(18,634,536)

Net cash used in financing activities	(2,509,809)	(9,486,216)

Net change in cash and cash equivalents	(806,239)	(9,619,525)

Cash and cash equivalents, beginning of year	2,921,777	12,541,302

Cash and cash equivalents, end of year	$2,115,538	$2,921,777

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:

Cash paid during the year for:
Interest	$7,623,884	$9,003,131

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF BUSINESS

The business of The Money Tree Inc. and subsidiaries (the “Company”) consists of the operation of finance company offices which originates direct consumer loans and sales finance contracts in 91 locations throughout Georgia, Alabama, Louisiana and Florida; sales of merchandise (principally furniture, appliances, and electronics) at certain finance company locations; and the operation of two used automobile dealerships in Georgia. The Company also earns revenues from commissions on premiums written for certain insurance products, when requested by loan customers, as an agent for a non-affiliated insurance company. Revenues are generated from commissions on the sales of automobile club memberships from a company owned by related parties and commissions from sales of prepaid telephone and prepaid cellular services.

The Company’s loan portfolio consists of consumer sales finance contracts receivables, auto sales finance contracts and direct consumer loan receivables. Consumer sales finance contracts receivables consist principally of retail installment sale contracts collateralized primarily by consumer goods sold by our consumer good dealerships, subject to credit approval, in the locations where the Company operates offices. Auto sales finance contracts are motor vehicle installment contracts collateralized by motor vehicles sold by our auto segment dealerships. Direct consumer loan receivables are loans originated directly to customers for general use which are collateralized by existing automobiles or consumer goods, or are unsecured.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of The Money Tree Inc. and its subsidiaries, all of which are wholly owned by The Money Tree Inc. All significant intercompany accounts and transactions are eliminated in consolidation. Subsequent events have been evaluated through the date the consolidated financial statements were issued.

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could vary from those estimates. Significant estimates include the determination of the allowance for credit losses relating to the Company’s finance receivables. This evaluation is inherently subjective, and, as such, there is at least a reasonable possibility that recorded estimates could change by a material amount in the near term.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The operations of the Company in 2010 reflect continued losses resulting, in part, from continuing pressure from an uncertain economy and the negative impact of the turmoil in the credit markets. For the years ended September 25, 2010 and 2009, respectively, the Company has incurred net losses of $12,134,947 and $12,935,090, incurred negative cash flows from operating activities of $4,441,133 and $1,592,134, had a deficiency in net interest margin (net loss from interest and fees after provision for credit losses) of $851,341 and $2,783,793 and, as of September 25, 2010 and 2009, had a shareholders’ deficit of $45,908,992 and $33,774,045, respectively. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

Our obligations with respect to the debentures and demand notes are governed by the terms of indenture agreements with U.S. Bank National Association, as trustee. Under the indentures, in addition to other possible events of default, if we fail to make a payment of principal or interest under any debenture or demand note and this failure is not cured within 30 days, we will be deemed in default. Upon such a default, the trustee or holders of 25% in principal of the outstanding debentures or demand notes could declare all principal and accrued interest immediately due and payable. Since our total assets do not cover these debt payment obligations, we would most likely be unable to make all payments under the debentures or demand notes when due, and we might be forced to cease our operations.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has closely monitored and managed its liquidity position, understanding that this is of critical importance in the current economic environment; however, the current economic environment makes the cash forecast difficult to predict.

The average term of our direct consumer loans is less than seven months and, therefore, if we anticipate having short-term cash flow problems, we could continue to curtail the amount of funds we loan to our customers and focus on collections to increase cash flow. During the year ended September 25, 2010, the Company reduced its debt and related accrued interest by $3.2 million and tightened its risk management controls related to new loans, resulting in a decrease in loan originations of $16.5 million from the prior year. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow, either through cash generated from operations or the plans to raise capital in the public or private markets, to meet its obligations on a timely basis, originate new loans and to ultimately attain successful operations. Management cannot provide any assurance that our plans can be implemented on terms that are favorable to the Company, or at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less when purchased.

Finance Receivables

Finance receivables are stated at the amount of unpaid principal and accrued interest on certain loans where interest is recognized on an interest accrual basis. Finance receivables with precomputed finance charges are stated at the gross amount reduced by unearned interest, unearned insurance commissions and unearned discounts. In addition to these reductions, all finance receivables are stated net of the allowance for credit losses.

Income Recognition

Interest and Fee Income

GAAP requires that an interest yield method be used to calculate income recognized on accounts which have precomputed finance charges. An interest yield method is used by the Company on each individual precomputed account to calculate income for ongoing accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78s method for payoffs and renewals when customers take such actions on their accounts. Since the majority of the Company’s precomputed accounts are paid off or renewed prior to maturity, the result is that most precomputed accounts are adjusted to a Rule of 78s basis effective yield. Renewals and refinancings require that the borrower meet the underwriting guidelines similar to a new customer and, as a result, the interest rate and effective yield, as well as the other terms of the refinanced loans are at least as favorable to the lender as comparable loans with customers with similar risks who are not refinancing; therefore, all renewals and refinancings are treated as new loans. Further any unamortized net fees or costs and any prepayment penalties from the original loan are recognized in interest income when the new loan is granted. Rebates of interest, if applicable, are charged to interest income at the time of the new loan. The new loan is originated utilizing a portion of the proceeds to pay off the existing loan and the remaining portion advanced to the customer. The difference between income previously recognized under the interest yield method and the Rule of 78s method is recognized as an adjustment to interest income at the time of the rebate. Adjustments to interest income for the fiscal years ended September 25, 2010 and 2009 were $967,614 and $1,325,777, respectively.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recognition of interest income is suspended on accounts with precomputed interest charges when the account becomes more than 90 days delinquent. Accrual of interest income on other finance receivables is suspended when no payment has been received an account for 60 days or more on a contractual basis. Loans are returned to active status and earning or accrual of income is resumed when all of the principal and interest amounts contractually due are brought current (one or more full contractual monthly payments are received and the account is less than 90 or 60 days contractually delinquent), at which time management believes future payments are reasonably assured. Interest accrued on loans charged off is reversed against interest income in the current period. Any amounts charged off that related to prior periods are not material for any period presented.

Insurance Commissions

The Company receives commissions from independent insurers for policies issued to the Company’s finance customers. These insurance commissions are deferred and systematically amortized to income over the life of the related insurance contract since the insurance and lending activities are integral parts of the same transaction. Commissions for credit and non-credit insurance products are recognized over the risk period based on the method applicable to the insurance coverage’s risk exposure, which generally coincides with the term of the related loan contract. Insurance commissions for products that have constant risk exposure are earned using the straight-line method. Insurance commissions for insurance products with declining risk exposure or coverage are recognized using the Rule of 78s method that approximates the interest method. The auto and accidental death and dismemberment policies are earned over the policy’s predetermined schedule of coverage. The Company retains advance commissions that vary by products at the time the policies are written. Retrospective commissions are paid to the Company on an earned premium basis, net of claims and other expenses. Contingencies exist only to the extent of refunds due on early termination of policies that exceed the amount of advanced commissions retained. These refunds are netted against the gross amount of premiums written.

Commissions earned from Interstate Motor Club, Inc., a related party, on the sale of motor club memberships are recognized at the time the membership is sold. The Company has no obligations related to refund of membership fees on cancellations. Claims filed by members are the responsibility of the issuer of the membership.

Retail Sales

Retail sales include sales of used automobiles, home furnishings, electronic equipment, and appliances. Warranties on selected used vehicles are available as an add-on item through an unaffiliated warranty company. Home furnishings, electronic equipment and appliances carry their own manufacturer’s warranties. Retail sales revenues are recognized at the time of sale when title and risk of loss is transferred to the customer. Warranty revenues are recognized at the time of sale.

Loan Origination Fees and Costs

Non-refundable loan origination fees and certain direct origination costs are deferred and recognized as an adjustment of the loan yield over the contractual life of the related loan. Unamortized amounts are recognized in income at the time loans are renewed or paid in full.

Credit Losses

The allowance for credit losses is determined by several factors. Recent loss experience is the primary factor in the determination of the allowance for credit losses. An evaluation is performed by loan segment to compare the amount of accounts charged off, net of recoveries of such accounts, in relation to the average net outstanding finance receivables for the period being reviewed. Further, the Company adjusts, when deemed appropriate, the allowance to reflect any enhancement or deterioration in the quality of the loan portfolio, primarily based on a review of loan delinquencies and to a lesser extent other qualitative factors. Management believes this evaluation process provides an adequate allowance for credit losses due to the Company’s direct consumer and consumer sales finance loan portfolios which consist of a large number of smaller balance homogeneous loans. Also, a separate review of loans

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

that comprise the automotive segment is performed monthly to determine if the allowance should be adjusted based on possible exposure related to collectability of these loans.

Provision for credit losses is charged against income in amounts sufficient, in the opinion of senior management, to maintain an allowance for credit losses at a level considered adequate to cover the probable losses inherent in our finance receivable portfolio. Charge-offs are typically determined in one of three ways. First, an account that is at least 180 days past due on a contractual basis with no payments made within the last 180 days may be charged off. Second, an account may be determined by senior management to be uncollectible under certain circumstances, as in the event of death of the customer who did not elect to purchase credit life insurance for his loan contract or in situations when repossession and sale of collateral occurs on consumer sales finance and motor vehicle installment sales contracts and the balance is not recoverable through legal process or other methods. Third, upon receipt of a notice of bankruptcy filing from the customer, the account is charged off within 30 days.

Direct consumer loans are charged off net of proceeds from non-filing insurance (see description of non-filing insurance below). We purchase non-filing insurance on certain direct consumer loans in lieu of filing a Uniform Commercial Code (UCC) financing statement. Premiums collected are remitted to the insurance company to cover possible losses from charge-offs as a result of not recording. Proceeds from these claims, as well as cash and bankruptcy recoveries, are netted against gross charge offs and reflected as recoveries in the determination of the allowance for credit losses.

For consumer sales finance and motor vehicle installment sales contracts, we are granted a security interest in the collateral for which the loan was made. In the event of default, the collateral on such contracts may be repossessed at 31 to 60 days’ delinquency (roughly two payments). After repossession, the collateral is sold (typically within 30 days) according to UCC-9 disposition of collateral rules and the proceeds of the sale are applied to the customer’s account. If the likelihood of collection on a judgment is favorable, a suit is filed for the deficiency balance remaining and, if granted, garnishment and/or execution follow for collection of the balance. If the collateral is not conducive to repossession because it is in unmarketable condition, judgment is sought without repossession and sale of collateral. If collection on a judgment is not favorable, the balance of the account is charged off.

Non-file insurance

Non-file premiums are charged on direct consumer loans at inception and renewal in lieu of recording and perfecting the Company’s security interest in the assets pledged on such loans and are remitted to a third-party insurance company for non-filing insurance coverage. Non-file insurance is not available for motor vehicle installment sales contracts and consumer sales finance contracts. Certain losses related to such direct consumer loans, which are not recoverable through life, accident and health, property, or unemployment insurance claims, are reimbursed through non-filing insurance claims subject to policy limitations. These limitations include: no loans may exceed $5,000 to any one customer; no loans may exceed 36 months in term; and no fraudulent loans. When accounts covered by non-filing insurance are deemed uncollectible, they are charged off and the claim filed with the insurance carrier, usually within 30 days. Proof of coverage and documentation of collection activity are submitted with the claim. Recoveries from non-filing insurance are reflected in the accompanying consolidated financial statements as a reduction in credit losses and receivables related to such claim recoveries are included in other receivables (see Note 3).

Inventory

Inventory is valued at the lower of cost (specific identification for used automobiles and first-in, first-out basis for home furnishings and electronics) or market. Inventory generally consists of home furnishings, electronics and used automobiles.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets ranging from 5 to 10 years. Leasehold improvements are recorded at cost and amortized using the straight-line method over the shorter of the estimated useful life of the assets or the lease term. Such amortization is included in depreciation expense in the accompanying consolidated statements of cash flows.

Impairment of Long-Lived Assets (other than Goodwill)

The Company periodically evaluates whether events or circumstances have occurred that indicate the carrying amount of long-lived assets and certain identifiable intangible assets may warrant revision or may not be recoverable. When factors indicate that these long-lived assets and certain identifiable intangible assets should be evaluated for possible impairment, the Company assesses the recoverability by determining whether the carrying value of such assets will be recovered through the future undiscounted cash flows expected from the use of the asset and its eventual disposition. Amounts paid for covenants not to compete are amortized on a straight-line basis over a period of seven years. In management’s opinion, there has been no impairment of value of long-lived assets and certain identifiable intangible assets at September 25, 2010 and 2009.

Income Taxes

The Company provides for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for expected future tax consequences of temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities using tax rates expected in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Governmental Regulation

The Company is subject to various state and federal laws and regulations which, among other things, impose limits on interest rates, other charges, insurance premiums, and require licensing and qualification.

Fair Value of Financial Instruments

The following methods and assumptions are used by the Company in estimating fair values for financial instruments:

Cash and cash equivalents. Cash consists of cash on hand and with banks, either in commercial accounts, or money market accounts. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period between the acquisition of the instruments and their expected realization.

Finance receivables. Finance receivables are reported net of unearned interest, insurance commissions, discounts and allowances for credit losses, which are considered short-term because the average life is approximately five months, assuming prepayments. The discounted cash flows of the loans approximate the net finance receivables.

Subordinated debentures. Fair value approximates $70,428,000 compared to the carrying value of $71,227,000 based on the calculation of the present value of the expected future cash flows associated with the debentures. The debenture holder also may redeem the debenture for 100 percent of the principal on demand subject to a 90-day interest penalty.

Demand notes. The carrying value approximates fair value due to rights to withdraw the balance at any time.

Senior debt. The carrying value of the Company’s senior debt approximates fair value due to the relatively short period of time from origination of the instruments and their expected payment.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses totaled $325,676 and $412,823 for the years ended September 25, 2010 and 2009, respectively.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allocation of Expenses to Related Party

Employees of The Money Tree Inc. perform services in support of Interstate Motor Club, an affiliate of the Company. The Company assesses Interstate Motor Club an administration fee that approximates the cost of support provided to Interstate Motor Club.

Net Income (loss) Per Common Share

Net income (loss) per common share is computed based upon weighted–average common shares outstanding. There are no potentially dilutive securities issued or outstanding.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform with the method of presentation used in 2010.

Recent Accounting Pronouncements

In July 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” The amendments to the FASB Accounting Standards Codification™ (FASB ASC) will enhance the current disclosure requirements to assist users of financial statements in assessing an entity’s credit risk exposure and evaluating the adequacy of an entity’s allowance for credit losses. ASU 2010-20 requires entities to disclose the nature of credit risk inherent in their finance receivables, the procedure for analyzing and assessing credit risk, and the changes in both the receivables and the allowance for credit losses by portfolio segment and class. ASU 2010-20 is effective for interim and annual reporting periods ending on or after December 15, 2010. We are currently evaluating the impact, if any, this guidance will have on our consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-18, “Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset”. This ASU codifies the consensus reached in EITF Issue No. 09-I, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset.” The amendments to the FASB ASC provide that modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. ASU 2010-18 is effective prospectively for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. We adopted this guidance for the fiscal year ended September 25, 2010 and its adoption did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued revised guidance to improve the reporting for the transfer of financial assets resulting from (1) practices that have developed since the issuance of previous guidance that are not consistent with the original intent and key requirements of that guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. These revisions to FASB ASC 860, “Transfers and Servicing,” must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

In June 2009, the FASB issued revised guidance to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. These revisions to FASB ASC 810, “Consolidation,” is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect that the adoption of this guidance will have a material impact on our consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 3 – FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

Finance receivables consisted of the following:

September 25,	2010	2009

Finance receivables, direct consumer	$14,790,670	$20,098,661
Finance receivables, consumer sales finance	12,192,962	16,663,172
Finance receivables, auto sales finance	22,584,170	30,151,923

Total gross finance receivables	49,567,802	66,913,756
Unearned insurance commissions	(1,662,796)	(1,996,614)
Unearned finance charges	(5,926,738)	(9,243,875)
Accrued interest receivable	341,173	608,209

Finance receivables, before allowance for credit losses	42,319,441	56,281,476
Allowance for credit losses	(6,871,375)	(8,925,381)

Finance receivables, net	$35,448,066	$47,356,095

An analysis of the allowance for credit losses is as follows:

Years ended September 25,	2010	2009

Beginning balance	$8,925,381	$8,813,728

Provisions for credit losses	5,682,584	10,761,682

Charge-offs:
Direct consumer	(5,447,963)	(8,589,238)
Consumer sales finance	(2,519,125)	(3,966,748)
Motor vehicle sales finance	(1,942,229)	(1,768,170)

Write-downs incurred on the transfer of loans to loans held for sale	(528,157)	(148,063)

Recoveries - non-file insurance (direct consumer)	1,874,343	2,795,483
Recoveries - other	854,203	963,918

Other	(27,662)	62,789

Ending balance	$6,871,375	$8,925,381

It is the Company’s experience that a substantial portion of the loan portfolio generally is renewed or repaid before contractual maturity dates. During the years ended September 25, 2010 and 2009, cash collections of receivables (including principal, renewals and finance charges since finance receivables are recorded and tracked at their gross precomputed amount) totaled $60,302,197 and $76,482,092, respectively, and these cash collections were 104 percent and 103 percent of average gross finance receivable balances, respectively.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 3 – FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Consumer finance receivables in a non-accrual status totaled $6,138,839 and $7,715,778 at September 25, 2010 and 2009, respectively. Because of their delinquency status, the Company considers these loans to be impaired. Additionally, the Company has automotive finance contracts in various stages of the repossession or legal process of $4,072,212 and $5,262,871 at September 25, 2010 and 2009, respectively, that are considered impaired. Consequently, the amount of loans in non-accrual status and in the repossession or legal process represents the Company’s investment in impaired loans. Since the Company’s portfolio of finance receivables is comprised primarily of small balance, homogenous loans, individual impairment is not performed, but rather evaluated as a group within the segments of direct consumer, consumer sales finance and automotive sales finance. The allowance for credit losses related to the entire portfolio of loans was $6,871,375 and $8,925,381 at September 25, 2010 and 2009, respectively.

The Company ceases the accrual of interest income on interest-bearing finance receivables when no payment has been made for 60 days or more. Recognition of interest income suspends at 90 days contractual delinquency on accounts with precomputed interest charges. Suspended interest totaled $746,895 and $916,802 for the years ended September 25, 2010 and 2009, respectively.

Finance receivables charged off are reduced by proceeds from non-filing insurance. The Company purchases non-filing insurance on certain loans in lieu of filing a Uniform Commercial Code lien. Premiums collected are remitted to the insurance company to cover possible losses from charge-offs as a result of not recording these liens. Amounts recovered from non-filing insurance claims totaled $1,874,343 and $2,795,483 for the years ended September 25, 2010 and 2009, respectively. If this insurance product was discontinued, these proceeds would not be available to offset future credit losses and additional provisions for credit losses would be required. Amounts receivable from the insurance company related to non-filing insurance claims were $298,848 and $421,132 at September 25, 2010 and 2009, respectively, and are included in other receivables in the accompanying consolidated balance sheets.

The Company also realizes recoveries of accounts previously charged off as a result of subsequent collection efforts and through receipts of disbursements from bankruptcy proceedings. These are recognized as recoveries when received and totaled $854,203 and $963,918 for the years ended September 25, 2010 and 2009, respectively.

NOTE 4 – INVENTORY

Inventory consisted of the following:

September 25,	2010	2009

Used automobiles	$622,296	$1,159,473
Home furnishings and electronics	579,657	1,042,493

Total inventory	$1,201,953	$2,201,966

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

September 25,	2010	2009

Furniture and equipment	$4,685,217	$6,025,876
Airplane	174,000	174,000
Automotive equipment	354,511	550,181
Leasehold improvements	2,563,570	2,833,393

	7,777,298	9,583,450
Accumulated depreciation	(4,408,056)	(5,356,895)

Total property and equipment, net	$3,369,242	$4,226,555

Depreciation expense totaled $751,249 and $880,119 for the years ended September 25, 2010 and 2009, respectively.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 6 – ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

September 25,	2010	2009
Accounts payable	$242,878	$150,144
Insurance payable, loan related	369,753	414,470
Accrued payroll	367,218	472,772
Accrued payroll taxes	28,007	35,642
Sales tax payable	670,021	1,072,007
Other liabilities	157,157	344,234
Total accounts payable and other accrued liabilities	$1,835,034	$2,489,269

NOTE 7 – DEBT

Debt consisted of the following:

September 25,	2010	2009

Senior debt: due to banks and commercial finance companies, collateralized by inventory and certain automotive equipment, and certain notes include personal guarantees of a shareholder, interest at base rate plus 4.5% (9.5% at September 25, 2010), due in 2011. The carrying values of the collateral at September 25, 2010 and 2009 were $164,625 and $362,206, respectively.	$164,625	$326,517

Total senior debt	164,625	326,517

Variable rate subordinated debentures issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 4.0% to 8.7%, due at various dates through 2014.	22,490,296	30,730,844

Variable rate subordinated debentures issued by The Money Tree Inc.: due to individuals, unsecured, interest at 5.0% to 8.7%, due at various dates through 2014.	48,736,402	42,871,977

Total subordinated debentures	71,226,698	73,602,821

Demand notes issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 3.0% to 4.0%, due on demand.	303,746	441,747

Demand notes issued by The Money Tree Inc.: due to individuals, unsecured, interest at 3.0% to 4.0%, due on demand.	2,871,167	2,704,960

Total demand notes	3,174,913	3,146,707

Total debt	$74,566,236	$77,076,045

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 7 – DEBT (CONTINUED)

There are no pre-payment penalties on the senior debt or subordinated debt. At the Company’s discretion, these debt obligations could be satisfied by paying the outstanding principal balance plus accrued interest.

Effective December 25, 2005, the Company terminated the sale of debentures and demand notes through its subsidiary, The Money Tree of Georgia Inc. and commenced the sale of debentures and demand notes from the parent company.

Interest on the debentures is earned daily and is payable at any time upon request of the holder. Interest on the demand notes is payable only at the time demand is made by the holder for repayment of the note.

The debentures may be redeemed at the holder’s option at the end of the interest adjustment period selected (one year, two years or four years) or at maturity. Redemption prior to maturity or interest adjustment period is at the Company’s discretion and subject to a 90 day interest penalty. Demand notes may be redeemed by holders at any time. The Company intends to meet its obligation to repay such debt with cash generated from sales of the debentures and demand notes, cash on hand, income from operations or working capital.

Our obligations with respect to the debentures and demand notes are governed by the terms of indenture agreements with U.S. Bank National Association, as trustee. Under the indentures, in addition to other possible events of default, if we fail to make a payment of principal or interest under any debenture or demand note and this failure is not cured within 30 days, we will be deemed in default. Upon such a default, the trustee or holders of 25% in principal of the outstanding debentures or demand notes could declare all principal and accrued interest immediately due and payable. Since our total assets do not cover these debt payment obligations, we would most likely be unable to make all payments under the debentures or demand notes when due, and we might be forced to cease our operations.

Aggregate debt maturities at September 25, 2010 are as follows:

	2011	2012	2013	2014	Total

Senior debt, banks and finance companies	$164,625	$-	$-	$-	$164,625
Variable rate subordinated debentures	16,531,512	19,459,017	15,216,749	20,019,420	71,226,698
Demand notes	3,174,913	-	-	-	3,174,913

	$19,871,050	$19,459,017	$15,216,749	$20,019,420	$74,566,236

Interest expense totaled $6,976,265 and $7,611,185 for the years ended September 25, 2010 and 2009, respectively.

NOTE 8 – COMMON STOCK

The common stock of the Company is comprised of the following: Class A voting shares, no par value, 500,000 authorized, 2,686 shares issued and outstanding; and Class B non-voting shares, no par value, 1,500,000 authorized, 26,860 shares issued and outstanding.

NOTE 9 – INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”; accordingly deferred income taxes are provided at the enacted marginal rates on the difference between the financial statement and income taxes bases of assets and liabilities. Deferred income tax provisions or benefits are based on the change in the deferred tax assets and liabilities from period to period.

The provision for income taxes for the years ended September 25, 2010 and 2009 consisted of the following:

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 9 – INCOME TAXES (CONTINUED)

Years ended September 25,	2010	2009

Current tax expense (benefit)
Federal	$-	$(437,533)
State	-	-

Total current	-	(437,533)
Deferred income tax expense (benefit)
Federal	(3,878,276)	(3,806,453)
State	(727,689)	(803,034)
(Decrease) increase in valuation allowance	4,605,965	4,609,487

Total deferred	-	-

Total provision (benefit)	$-	$(437,533)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal rate of 34% to pretax income for the years ended September 25, 2010 and 2009 due to the following:

Years ended September 25,	2010	2009

Income tax benefit at Federal statutory income tax rates	$(4,125,882)	$(4,546,692)
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal tax benefit	(480,544)	(529,556)
Non-deductible expenses	17,808	23,807
Increase (decrease) in valuation allowance	4,605,965	4,609,487
Other	(17,347)	5,421

Total benefit	$-	$(437,533)

Net deferred tax assets consist of the following components:
September 25,	2010	2009

Deferred tax liability:
Property and equipment	$416,000	$472,000

	416,000	472,000
Deferred tax assets:
Allowance for credit losses	3,094,000	3,867,679
Net operating loss carryforwards	12,741,000	7,197,356
Interest income	101,000	154,000
Insurance commissions	590,000	695,000
Goodwill and intangible assets	290,000	352,000

	16,816,000	12,266,035

Net deferred tax assets	16,400,000	11,794,035
Valuation allowance	(16,400,000)	(11,794,035)

Net deferred tax assets, less valuation allowance	$-	$-

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 9 – INCOME TAXES (CONTINUED)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the tax code.

At the end of the fiscal year 2010 and 2009, the Company’s statements of operations reflected cumulative losses in recent years, as that term is used in ASC 740. The Company therefore considered such cumulative losses and other evidence affecting the assessment of the realizability of the net deferred tax assets and concluded that it continued to be more likely than not that the net deferred tax assets were not realizable based on the guidance provided in ASC 740. Accordingly, the Company increased the valuation allowance to fully offset the net deferred tax assets.

With few exceptions, the Company is no longer subject to income tax examinations for periods prior to fiscal year 2007. The Company has available at September 25, 2010, unused Federal operating loss and charitable carryforwards of 30,487,301 and unused state operating loss and charitable carryforwards of $39,602,776 that expire in various amounts in years from 2011 through 2030.

NOTE 10 – RELATED PARTY TRANSACTIONS

Related party transactions and balances consisted of the following:

As of, or for the years ended September 25,	2010	2009

Rent expense, companies controlled by shareholders	$1,913,625	$2,180,780

Motor club commissions earned by The Money Tree Inc. and Subsidiaries represents sales of motor club memberships with the Company acting as agent for an affiliate owned by shareholders and other related parties	$1,371,284	$1,601,482

Variables rate subordinated debentures and subordinated demand notes held by related parties, including accrued interest	$266,042	$138,884

Martin Family Group, LLLP owns the real estate of thirteen branch offices, one used car lot, and the Company’s principal executive offices. A shareholder and director of the Company along with his two siblings are limited partners of Martin Family Group, LLLP. A former Company shareholder is the president of Martin Investments, Inc. which is the managing general partner of Martin Family Group, LLLP. The Company has entered into lease agreements whereby rent is paid monthly for use of these locations. In addition, Martin Sublease LLC leases, and then subleases to the Company, another 37 branch office locations, one auto finance collection office and one used car lots for amounts greater than are paid in the underlying leases. This spread is generally to cover property operating cost or improvements made directly by these entities. In the opinion of management, rates paid for these are comparable to those obtained from third parties. A former Company shareholder is the president of Martin Investments, Inc., the company which ultimately controls Martin Sublease LLC.

The Company receives commissions from sales of motor club memberships from an entity, owned by the Company’s majority shareholder and President, a shareholder and director of the Company and that shareholder’s two siblings, pursuant to an Agency Sales Agreement.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 10 – RELATED PARTY TRANSACTIONS (Continued)

At September 25, 2010 and 2009, officers and other related parties held $266,042 and $138,884 of subordinated debentures and subordinated demand notes issued by the Company.

On August 2, 2010, Bradley D. Bellville, the President and current Chairman of the Company, purchased a controlling equity interest in the Company. Mr. Bellville purchased 1,962 shares of the Registrant’s Class A voting common stock and 8,954 shares of the Registrant’s Class B non-voting common stock, which represents 73.05% and 33.34%, respectively, of the total of such shares outstanding. Mr. Bellville purchased the shares from the Vance R. Martin GST Exempt Family Trust (the “Vance R. Martin Family Trust”) f/b/o W. Derek Martin, the Company’s former Chairman and son of the Company’s founder.

NOTE 11 – OPERATING LEASES

The Company leases office locations under various non-cancelable agreements that require various minimum annual rentals.

Future minimum rental commitments at September 25, 2010 were as follows:

Year Ending September 25	Companies controlled by related parties	Other	Total

2011	$1,518,428	$1,063,997	$2,582,425
2012	1,268,294	725,595	1,993,889
2013	1,081,055	525,944	1,606,999
2014	950,415	374,570	1,324,985
2015	686,838	134,540	821,378
Thereafter	6,246,532	196,528	6,443,060

	$11,751,562	$3,021,174	$14,772,736

Substantially all of the lease agreements are for a five-year term with one or more renewal options at end of the initial term. Rental expense totaled $2,967,016 and $2,981,593 for the years ended September 25, 2010 and 2009, respectively.

NOTE 12 – CONCENTRATION OF CREDIT RISK

The Company’s portfolio of finance receivables is with consumers living throughout Georgia, Louisiana, Alabama and Florida, and consequently such consumers’ ability to honor their installment contracts may be affected by economic conditions in these areas. On sales finance contracts and certain other loans, the Company has access to any collateral supporting these receivables through repossession. Finance receivables are collateralized by personal property, automobiles, real property and mobile homes. On unsecured loans, a non-filing insurance policy is generally obtained so that in the event of default, a claim can be filed in order to recover the unpaid balance.

The Company maintains demand deposits with financial institutions. The Company’s policy is to maintain its cash balances at reputable financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), which provides $250,000 of insurance coverage on each customer’s cash balances. At times during the years ended September 25, 2010 and 2009 the Company’s cash balances exceeded the FDIC insured coverage at certain financial institutions.

NOTE 13 – RETIREMENT PLAN

The Company has a 401(k) retirement plan and trust. The plan covers substantially all employees, subject to attaining age 21 and completing 1 year of service with the Company. Under the plan, an employee may contribute up to 15 percent of his or her compensation, with the Company matching 25 percent of these contributions up to a maximum of 6 percent of the employee’s compensation.

Retirement plan expense totaled $33,583 and $44,851 for the years ended September 25, 2010 and 2009, respectively.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 14 – CONTINGENT LIABILITIES

The Company is a party to litigation arising in the normal course of business. With respect to all such lawsuits, claims, and proceedings, the Company establishes reserves when it is probable a liability has been incurred and the amount can reasonably be estimated. In the opinion of management, the resolution of such matters will not have a material effect on the consolidated financial statements.

NOTE 15 – DISCRETIONARY BONUSES

From time to time, the Company pays discretionary bonuses to its employees. The amount of these bonuses charged to operating expenses was $1,235,201 and $2,295,975 for the years ended September 25, 2010 and 2009, respectively.

NOTE 16 – SEGMENT FINANCIAL INFORMATION

ASC 280, “Segment Reporting”, requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company has two reportable segments: Consumer Finance and Sales and also Automotive Finance and Sales.

Consumer finance and sales segment

This segment is comprised of original core operations of the Company: the small consumer loan business in the four states in which the Company operates. The 91 offices that make up this segment are similar in size and in the market they serve. All, with few exceptions, offer consumer goods for sale acting as an agent for another subsidiary of the Company, Home Furniture Mart Inc., which is aggregated in this segment since its sales are generated through these finance offices. This segment is structured with branch management reporting through a regional management level to an operational manager and ultimately to the chief operating decision maker.

Automotive finance and sales segment

This segment is comprised of two used automobile sales locations and offers financing in conjunction with these sales. These locations target similar customers in the Bainbridge and Dublin, Georgia markets and surrounding areas who generally cannot qualify for traditional financing. The sales and the financing organizations are aggregated in the segment. A general manager is responsible for sales and finance administration at each of the locations and reports to an operational manager and ultimately to the chief operating decision maker.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Performance is measured by various factors such as segment profit, loan volumes and delinquency and loss management. All corporate expenses are allocated to the segments. Provisions for income taxes are not allocated to segments.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 16 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Year ended September 25, 2010	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

(In Thousands)
Interest and fee income	$9,214	$2,594	$11,808
Interest expense	(4,737)	(2,239)	(6,976)

Net interest and fee income before provision for credit losses	4,477	355	4,832
Provision for credit losses	(2,790)	(2,893)	(5,683)

Net interest and fee income (loss)	1,687	(2,538)	(851)
Insurance commissions	4,875	157	5,032
Commissions from sale of motor club memberships from affiliated company	1,371	-	1,371
Delinquency fees	1,209	117	1,326
Other income	377	24	401

Net revenues (loss) before retail sales	9,519	(2,240)	7,279

Gross margin on retail sales	2,068	1,511	3,579

Segment operating expenses	(20,094)	(2,712)	(22,806)

Segment operating loss	$(8,507)	$(3,441)	$(11,948)

RECONCILIATION:			2010

Depreciation:
Segment depreciation	$443	$56	$499
Depreciation at corporate level			252

Total depreciation			$751

Total assets for reportable segments	$22,870	$18,487	$41,357

Cash and cash equivalents at corporate level			(24)
Other receivables at corporate level			493
Property and equipment, net at corporate level			802
Other assets at corporate level			598

Consolidated assets			$43,226

Total capital expenditures for reportable segments	$83	$11	$94
Capital expenditures at corporate level			91

Total capital expenditures			$185

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 16 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Year ended September 25, 2009	Consumer Finance & Sales Division	Automotive Finance & Sales Division	Total Segments

(In Thousands)
Interest and fee income	$12,585	$3,004	$15,589
Interest expense	(5,288)	(2,323)	(7,611)

Net interest and fee income before provision for credit losses	7,297	681	7,978
Provision for credit losses	(8,760)	(2,002)	(10,762)

Net interest and fee loss	(1,463)	(1,321)	(2,784)
Insurance commissions	8,136	218	8,354
Commissions from sale of motor club memberships from affiliated company	1,601	-	1,601
Delinquency fees	1,437	124	1,561
Other income	510	21	531

Net revenues (loss) before retail sales	10,221	(958)	9,263

Gross margin on retail sales	2,911	2,742	5,653

Segment operating expenses	(24,706)	(3,572)	(28,278)

Segment operating loss	$(11,574)	$(1,788)	$(13,362)

RECONCILIATION:			2009

Depreciation:
Segment depreciation	$514	$75	$589
Depreciation at corporate level			291

Total depreciation			$880

Total assets for reportable segments	$30,092	$25,236	$55,328
Cash and cash equivalents at corporate level			345
Other receivables at corporate level			717
Property and equipment, net at corporate level			1,033
Other assets at corporate level			1,831

Consolidated assets			$59,254

Total capital expenditures for reportable segments	338	13	$351
Capital expenditures at corporate level			356

Total capital expenditures			$707

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 17 – SALES OF FINANCE RECEIVABLES

In October and November 2009, the Company sold $249,549 in auto sales finance contracts of customers who were paying under an approved bankruptcy plan to an organization specializing in administering these type loans for the purchase price of $62,171.

In March 2010, the Company sold $26,095 in finance receivables and the loan license we held to operate in Warner Robins, GA to a competitor for the purchase price of $28,705. This location had been consolidated into an existing location prior to this sale.

In April 2010, the Company sold $199,558 in net finance receivables of our operation in Huntsville, AL to a competitor for a purchase price of $129,533 in cash.

In July 2010, we sold $893,204 in net finance receivables of the Company’s auto sales finance contracts to an auto loan servicing company for $740,072 in cash (net of broker’s fee). A portion of the proceeds from the sale was used to satisfy a note payable that was secured by these finance contracts. This sale represented approximately 4% of the Company’s net outstanding auto finance contracts at that time.

NOTE 18 – SUBSEQUENT EVENTS

As of November 25, 2010, we had sold $1.3 million more in debentures than we had redeemed and we had sold $0.2 million more demand notes than we had redeemed. These include amounts that were redeemed through our subsidiary, The Money Tree of Georgia Inc.

THE MONEY TREE INC.

$75,000,000 Series B Variable Rate Subordinated Debentures

PROSPECTUS

January     , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth expenses and costs payable by the Registrant expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission’s registration fee.

Amount
Registration fee under Securities Act	$1,376
Legal fees and expenses	300,000
Accounting fees and expenses	150,000
Printing expenses	40,000
Advertising expenses	100,000
Trustee fees	13,500
Miscellaneous expenses	10,124

Total	$615,000

Item 14.	Indemnification of Directors and Officers

The Registrant is organized under the laws of the State of Georgia and is governed by the Georgia Business Corporation Code, as in effect or hereafter amended (“Corporation Code”). Section 14-2-852 of the Corporation Code requires that the Registrant indemnify a director “who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she was a director of the corporation against reasonable expenses incurred by a director in connection with the proceeding.” Section 14-2-857 of the Corporation Code requires that a corporation indemnify officers under the same standard.

Section 14-2-851 of the Corporation Code provides that the Registrant may indemnify a director or officer who is a party to a proceeding against liability incurred in the proceeding if (i) the director or officer conducted himself or herself in good faith; and (ii) the director or officer reasonably believed: (A) in the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation; (B) in all other cases, that such conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, that the individual had no reasonable cause to believe such conduct was unlawful.

The Registrant’s Articles of Incorporation provide that no director shall have any personal liability to the Registrant or its shareholders for monetary damages for breach of duty of care or the other duties of a director except (i) for any appropriation, in violation of his or her duties, of any business opportunity of the Registrant, (ii) for acts or omissions that involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit. These provisions may limit the Registrant and its shareholders from holding a director personally liable for certain acts or omissions.

The Registrant may maintain directors and officers liability insurance, which insures against liabilities that directors or officers of the Registrant may incur in such capacities.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits and Financial Statement Schedules.

The following documents are filed as exhibits to this registration statement:

Exhibit No.	Description

3.1	Articles of Incorporation of The Money Tree Inc. (filed as Exhibit 3.1 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-122531, on February 4, 2005 and incorporated herein by reference)

3.2	Amendment to Articles of Incorporation of The Money Tree Inc. (filed as Exhibit 3.2 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-122531, on February 4, 2005 and incorporated herein by reference)

3.3	Bylaws of The Money Tree Inc. (filed as Exhibit 3.3 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-122531, on February 4, 2005 and incorporated herein by reference)

3.4	Amendment to Bylaws of The Money Tree Inc. (filed as Exhibit 3.4 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-122531, on February 4, 2005 and incorporated herein by reference)

3.5	Amendment to Bylaws of The Money Tree Inc. (filed as Exhibit 3.5 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-157701, on March 4, 2009 and incorporated herein by reference)

4.1	Amended and Restated Indenture between The Money Tree Inc. and U.S. Bank National Association dated September 20, 2005 (filed as Exhibit 4.1 to Amendment No. 4 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-122531, on September 21, 2005 and incorporated herein by reference)

4.2	Form of debenture (filed as Exhibit 4.2 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-157701, on March 4, 2009 and incorporated herein by reference)

5	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (filed as Exhibit 5 to Post-Effective Amendment No. 2 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-157701, on February 18, 2010 and incorporated herein by reference)

Exhibit No.	Description

10.1	Agency Sales Agreement between The Money Tree of Georgia Inc., The Money Tree of Florida Inc., The Money Tree of Louisiana Inc., Small Loans, Inc., and Interstate Motor Club, Inc. dated April 16, 2009 (filed as Exhibit 10.1 to Post-Effective Amendment No. 2 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-157701, on February 18, 2010 and incorporated herein by reference)

10.2	Form of lease with Martin Family Group, L.L.L.P. (filed as Exhibit 10.1 to the quarterly report on Form 10-Q of The Money Tree Inc., Commission File No. 333-122531, on June 15, 2010 and incorporated herein by reference)

10.3	Form of lease with Martin Sublease, L.L.C. (filed as Exhibit 10.2 to the quarterly report on Form 10-Q of The Money Tree Inc., Commission File No. 333-122531, on June 15, 2010 and incorporated herein by reference)

12	Statement regarding computation of ratios (filed as Exhibit 12 to the annual report on Form 10-K of The Money Tree Inc., Commission File No. 333-122531, on December 23, 2009 and incorporated herein by reference)

21	Subsidiaries of The Money Tree Inc. (filed as Exhibit 21 to the annual report on Form 10-K of The Money Tree Inc., Commission File No. 333-122531, on December 23, 2009 and incorporated herein by reference)

23.1	Consent of Carr, Riggs & Ingram, LLC, filed herewith

23.2	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (included in Exhibit 5)

24	Power of Attorney (filed as Exhibit 24 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-157701, on March 4, 2009 and incorporated herein by reference)

25	Statement of eligibility of trustee (filed as Exhibit 25 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-122531, on February 4, 2005 and incorporated herein by reference)

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	For the purpose of determining liability of the Registrant under the Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by an undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bainbridge, State of Georgia, on December 29, 2010.

THE MONEY TREE INC.

By:	/s/ Bradley D. Bellville

Bradley D. Bellville
President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Name Title Date

Name	Title	Date

/s/ Bradley D. Bellville	President and Chairman of the Board of Directors	December 29, 2010
Bradley D. Bellville	(Principal Executive Officer)

/s/ Steven Morrison	Chief Financial Officer	December 29, 2010
Steven Morrison	(Principal Financial Officer and Principal Accounting Officer)

/s/ Jefferey V. Martin	Director	December 29, 2010
Jefferey V. Martin

Exhibit No.	Description

3.1	Articles of Incorporation of The Money Tree Inc. (filed as Exhibit 3.1 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-122531, on February 4, 2005 and incorporated herein by reference)

3.2	Amendment to Articles of Incorporation of The Money Tree Inc. (filed as Exhibit 3.2 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-122531, on February 4, 2005 and incorporated herein by reference)

3.3	Bylaws of The Money Tree Inc. (filed as Exhibit 3.3 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-122531, on February 4, 2005 and incorporated herein by reference)

3.4	Amendment to Bylaws of The Money Tree Inc. (filed as Exhibit 3.4 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-122531, on February 4, 2005 and incorporated herein by reference)

3.5	Amendment to Bylaws of The Money Tree Inc. (filed as Exhibit 3.5 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-157701, on March 4, 2009 and incorporated herein by reference)

4.1	Amended and Restated Indenture between The Money Tree Inc. and U.S. Bank National Association dated September 20, 2005 (filed as Exhibit 4.1 to Amendment No. 4 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-122531, on September 21, 2005 and incorporated herein by reference)

4.2	Form of debenture (filed as Exhibit 4.2 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-157701, on March 4, 2009 and incorporated herein by reference)

5	Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (filed as Exhibit 5 to Post-Effective Amendment No. 2 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-157701, on February 18, 2010 and incorporated herein by reference)

10.1	Agency Sales Agreement between The Money Tree of Georgia Inc., The Money Tree of Florida Inc., The Money Tree of Louisiana Inc., Small Loans, Inc., and Interstate Motor Club, Inc. dated April 16, 2009 (filed as Exhibit 10.1 to Post-Effective Amendment No. 2 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-157701, on February 18, 2010 and incorporated herein by reference)

10.2	Form of lease with Martin Family Group, L.L.L.P. (filed as Exhibit 10.1 to the quarterly report on Form 10-Q of The Money Tree Inc., Commission File No. 333-122531, on June 15, 2010 and incorporated herein by reference)

10.3	Form of lease with Martin Sublease, L.L.C. (filed as Exhibit 10.2 to the quarterly report on Form 10-Q of The Money Tree Inc., Commission File No. 333-122531, on June 15, 2010 and incorporated herein by reference)

Exhibit No.	Description

12	Statement regarding computation of ratios (filed as Exhibit 12 to the annual report on Form 10-K of The Money Tree Inc., Commission File No. 333-122531, on December 23, 2009 and incorporated herein by reference)

21	Subsidiaries of The Money Tree Inc. (filed as Exhibit 21 to the annual report on Form 10-K of The Money Tree Inc., Commission File No. 333-122531, on December 23, 2009 and incorporated herein by reference)

23.1	Consent of Carr, Riggs & Ingram, LLC, filed herewith

23.2	Consent of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC (included in Exhibit 5)

24	Power of Attorney (filed as Exhibit 24 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-157701, on March 4, 2009 and incorporated herein by reference)

25	Statement of eligibility of trustee (filed as Exhibit 25 to the Form S-1 Registration Statement of The Money Tree Inc., Commission File No. 333-122531, on February 4, 2005 and incorporated herein by reference)